Exhibit 99.1

RICHMONT MINES INC. ANNUAL INFORMATION FORM

2015

March 21, 2016

Table of contents

TERMINOLOGY				5
DEFINITIONS				5
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS				7
CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES, CIVIL LIABILITIES AND
JUDGMENTS AND ACCESS TO LESS COMPLETE AND TIMELY DATA				8
I	INCORPORATION			9
II	GENERAL DEVELOPMENT OF THE BUSINESS			9
	A.	General		9
	B.	Three-Year History		9
	C.	2016 Trends		14
	D.	Risk Factors		15
III	DESCRIPTION OF THE BUSINESS			23
	A.	Ontario Division		23
	1.	Island Gold Mine, Dubreuilville, Ontario, Canada		23
		1.1.	Location and Property Description	23
		1.2.	Description of Mining Rights	23
		1.3.	Summary of Agreements	24
		1.4.	Ownership of Mining Rights	25
		1.5.	Mining Royalties	25
		1.6.	Environmental Obligations and Permits	25
		1.7.	Infrastructure	26
		1.8.	Location of Mineralized Zones	26
		1.9.	Accessibility	26
		1.10.	Climate	26
		1.11.	Local Resources and Infrastructure	26
		1.12.	Physiography	27
		1.13.	Exploration History	27
		1.14.	Geological Setting	28
		1.15.	2015 Results	29
		1.16.	Mineral Reserve and Mineral Resource Estimates	33
		1.17.	Mining Operations and Metallurgy	36
	B.	Quebec Division		36
	1.	Beaufor Mine, Val-d’Or, Quebec, Canada		36
		1.1.	Location and Property Description	36
		1.2.	Description of Mining Rights	36
		1.3.	Ownership of Mining Rights	37
		1.4.	Mining Royalties	37
		1.5.	Environmental Obligations and Permits	38
		1.6.	Infrastructure	38
		1.7.	Location of Mineralized Zones	38
		1.8.	Accessibility	38
		1.9.	Climate	38
		1.10.	Local Resources and Infrastructure	38

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		1.11.	Physiography	39
		1.12.	Exploration History	39
		1.13.	Geological Setting	39
		1.14.	2015 Results	40
		1.15.	Mineral Reserve and Mineral Resource Estimates	42
		1.16.	Mining Operations and Metallurgy	44
		1.17.	W Zone Mine	46
	2.	Monique Mine, Val-d’Or, Quebec, Canada		46
		2.1.	Location and Property Description	46
		2.2.	Description of Mining Rights	46
		2.3.	Mining Royalties	47
		2.4.	Environmental Obligations and Permits	47
		2.5.	Geological Setting	47
		2.6.	2015 Results	47
		2.7.	Mineral Reserve and Mineral Resource Estimates	48
		2.8.	Mining Operations and Metallurgy	49
	C.	Exploration Projects and Other Properties		50
	1.	General		50
	2.	Francoeur Property, Rouyn-Noranda, Quebec, Canada		50
		2.1.	Location and Property Description	51
		2.2.	Description of Mining Rights	51
		2.3.	Ownership of Mining Rights	51
		2.4.	Mining Royalties	51
		2.5.	Environmental Obligations and Permits	51
		2.6.	Geological Setting	51
		2.7.	Mineral Reserve and Mineral Resource Estimates	52
	3.	Wasamac, Rouyn-Noranda, Quebec, Canada		52
		3.1.	Location and Property Description	52
		3.2.	Description of Mining Rights	52
		3.3.	Ownership of Mining Rights	52
		3.4.	Mining Royalties	52
		3.5.	Location of Mineralized Zones	52
		3.6.	Exploration History	52
		3.7.	Geological Setting	53
		3.8.	Drilling	53
		3.9.	Mineral Resource Estimates	53
	D.	National Instrument 43-101 – Standards of Disclosure of Mineral Projects		54
	E.	Table of Mineral Reserves and Resources		55
	F.	Other Aspects of the Business		56
	1.	Camflo Mill Inc		56
	2.	Environmental Obligations and Permits		56
	3.	Gold Marketing and Sales		56
	4.	Environment		57
		4.1.	Quebec & Ontario	57
	5.	Employees		57
IV	CONSOLIDATED FINANCIAL INFORMATION			58
	A.	For the Last Three Fiscal Years		58

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	B.	Dividend Policy		58
V	CAPITAL STRUCTURE			59
VI	DIRECTORS AND OFFICERS			60
VII	audit committee			61
	A.	Audit Committee’s Charter		61
	B.	Composition of the Audit Committee		61
	1.	Relevant Education and Experience		61
	2.	Reliance on Certain Exemptions		62
	3.	Audit Committee Oversight		62
	4.	Pre-Approval Policies and Procedures		62
	5.	External Auditor Service Fees		62
		5.1.	Audit Fees	62
		5.2.	Audit-Related Fees	62
		5.3.	Taxation Fees	62
		5.4.	All Other Fees	63
VIII	LEGAL PROCEEDINGS AND REGULATORY ACTIONS			63
IX	REGISTRAR AND TRANSFER AGENT			63
X	Material CONTRACTS			63
XI	EXPERTS’ INTERESTS			64
XII	ADDITIONAL INFORMATION			64

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(All dollar figures are in thousands of Canadian dollars, except per share and per ounce data, and unless otherwise stated)

TERMINOLOGY

Unless otherwise specified, all units of measurement used in this report are expressed according to the metric system. The most commonly used conversion factors and their respective abbreviations are shown below:

1 troy ounce (oz) = 31.1035 grams (g)
1 metric tonne (t) = 1.1023 short ton (st)
1 metre (m) = 3.28 feet

Au: gold
g/t: gram per metric tonne
ha: hectare
NSR: Net Smelter Return
t/d: metric tonnes per day
cm: centimetre
mm: millimetre
kg: kilogram
g: gram
t/m3: metric tonnes per cubic metre
km: kilometre
NPI: Net profit interest

DEFINITIONS

Mineral Reserves

Mineral reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve provides a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. Such study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserves

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserves

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Resource and, in some cases, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided in order of increasing confidence into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

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Measured Mineral Resources

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resources

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resources

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes.

Cash Costs and All-In Sustaining costs (Non-GAAP Financial Performance Measures)

Cash cost is a common performance measure in the gold mining industry, but does not have any standardized definition. The Corporation reports cash cost per ounce based on ounces sold. Cash costs include mine site operating costs, administration and royalties but are exclusive of depreciation, accretion expense, capital expenditures and exploration and project evaluation costs.

All-in sustaining costs or “AISC” is an extension of the existing “cash cost” metrics and incorporates costs related to sustaining production. The Corporation believes that, although relevant, the cash cost measure does not capture the sustaining expenditures incurred, and therefore, may not present a complete picture of the Corporation’s operating performance or its ability to generate free cash flows from its operations. AISC includes cost of sales, excluding depreciation, and includes sustaining capital expenditures, sustaining exploration and evaluation costs, corporate general and administrative costs, and environmental rehabilitation accretion and depreciation.

Cash cost and all-in sustaining costs are Non-Generally Accepted Accounting Principles (GAAP) performance measures, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with GAAP, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

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DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements. These statements relate to future events or the Corporation’s future performance, and, as a result, act only as forecast. All statements made in this Annual Information Form other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Annual Information Form may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information that may become outdated as a result of new information, future events or otherwise. Forward-looking statements in this Annual Information Form speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference herein and include, but are not limited to, statements with respect to:

  the future price of gold;

  the estimation of mineral reserves and resources;

  the realization of mineral estimates;

  the timing and amount of estimated future production;

  costs of production;

  capital expenditures;

  costs and timing of the development of new deposits;

  exploration activities;

  permitting time lines;

  currency fluctuations;

  requirements for additional capital;

  use of proceeds;

  government regulation of mining operations;

  environmental risks;

  unanticipated reclamation expenses;

  availability of qualified workforce;

  title disputes or claims; and

  limitations on insurance coverage and timing and possible outcome of pending litigation.

Actual results may therefore vary materially from the expectations expressed by the Corporation and depend on a number of factors. The factors include, but are not limited to:

  integration of acquisitions;

  risks related to joint venture operations;

  actual results of current exploration activities;

  actual results of current rehabilitation activities;

  conclusions of economic evaluations;

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  changes in project parameters as plans continue to be refined;

  possible variations in ore grade or recovery rates;

  failure of plant, equipment or processes to operate as anticipated;

  accidents, labour disputes and other risks of the mining industry;

  delays in obtaining governmental approvals, financing, or delays in the completion of development or construction activities;

  risks related to governmental regulations, including environmental regulations;

  fluctuations in commodity prices;

  currency fluctuations;

  litigation risks and the inherent uncertainty of litigation costs; and

  risks pertaining to any fixed-price gold forward sales hedge program the Corporation may undertake.

The information contained in this Annual Information Form, including the information set forth under the heading “Risk Factors”, identifies additional factors that could affect the operations, results and performance of Richmont Mines Inc. We urge you to carefully consider these factors.

Readers are cautioned that the foregoing list of factors is not exhaustive and it is recommended that readers consult the more complete discussion of risks and uncertainties facing the Corporation included in this Annual Information Form. See “Risk Factors”. The forward-looking statements contained in this Annual Information Form and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES, CIVIL LIABILITIES AND JUDGMENTS AND ACCESS TO LESS COMPLETE AND TIMELY DATA

Mineral Resource Estimates

The Mineral Resource estimates in this Annual Information Form were prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Annual Information Form, we use the terms “Measured”, “Indicated” and “Inferred” Resources. Although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “Reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “Reserves”. Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation’s directors and officers as well as the experts named in the Form 20-F are residents of Canada. Additionally all of the Corporation’s assets and most of the assets of the Corporations Directors, Officers and experts are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation’s Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

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As a “foreign private issuer”, the Corporation is exempt from the Section 14 proxy rules and Section 16 of the U.S. Securities Exchange Act of 1934 and this may result in shareholders having less complete and timely data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data in this regard.

Compliance with Canadian Securities Regulations

This Annual Information Form is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as promulgated by the SEC.

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from the Corporation (free of charge) or from the SEC’s website at http://sec.gov/edgar.shtml under the Corporation’s profile.

I INCORPORATION

Richmont Mines Inc. (“Richmont Mines”, “Richmont” or the “Corporation”) was incorporated pursuant to Part IA of the Companies Act (Quebec) (the “Companies Act”), on February 12, 1981, under the corporate name of Rouyn Mining Resources Inc. (“RMR”). By certificates of amendment dated February 10, 1987 and June 20, 1991, respectively, the Corporation’s articles were amended to change its corporate name to Richmont Mines Inc., now governed by the Business Corporations Act (Quebec). The head office, which is the principal place of business of the Corporation and registered office, is located at 161, avenue Principale, Rouyn-Noranda, Quebec, J9X 4P6. Richmont Mines Inc. opened an office in Toronto on April 15, 2015, located at 181 Bay Street, Suite 810, Bay Wellington Tower, Brookfield Place, Toronto, Ontario, M5J 2T3. The common shares of Richmont Mines are listed and posted for trading on the Toronto Stock Exchange and the NYSE MKT under the symbol “RIC”.

Richmont Mines holds all of the shares of Camflo Mill Inc., a corporation incorporated under the Canada Business Corporations Act, all of the shares of Patricia Mining Corporation (“Patricia Mining”), a corporation continued under the Ontario Business Corporation Act and all of the shares of Louvem Mines Inc. (“Louvem”), a corporation incorporated under the Companies Act (Quebec) now governed by the Business Corporations Act (Quebec).

II GENERAL DEVELOPMENT OF THE BUSINESS

A.	General

Richmont Mines is principally engaged in activities related to the acquisition, exploration, development and operation of mineral properties. The Corporation began its exploration activities in northwestern Quebec in the spring of 1984. During the following years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

B.	Three-Year History

Richmont Mines currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec. The Corporation is also advancing development of the mineralized extension at depth of the Island Gold Mine in Ontario.

On January 9, 2013, the Corporation announced that it had received the required mining permits for its 100%-owned Monique Gold Project. The Corporation subsequently began overburden removal with a view to extracting a 5,000 tonnes bulk sample in 2013.

On February 25, 2013, Richmont announced estimated preliminary Inferred resources of 1.5 million tonnes grading 10.73 g/t Au for 508,000 ounces for the Island Gold Deep C Zone, located below the existing infrastructure and reserve and resource base of its Island Gold Mine. Believed to be an extension of the existing mine at depth, the C Zone is sub-vertical and occurs at approximately 450 metres to 1,000 metres below surface. For full details, refer to February 25, 2013 press release entitled “Richmont Mines Adds New High Grade Inferred Mineral Resources of 508,000 Au Ounces at 10.73 g/t at Island Gold Deep”.

On February 25, 2013, the Corporation announced the appointment of Mr. Daniel Adam as Vice-President, Exploration. Mr. Adam had already been working for Richmont Mines since March 10, 2008 and had held various positions over the years.

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On April 12, 2013, Richmont announced that an Island Gold Deep NI 43-101 technical report was filed on SEDAR, and the Corporation noted that new drill results continued to show Island Gold Mine potential at depth. For full details, refer to the April 12, 2013 press release entitled “Island Gold Deep 43-101 Report filed on SEDAR; New drill results continue to show Island Gold Mine deep potential”

On May 9, 2013, the scheduled four month de-commissioning process of the Francoeur Mine was completed following the November 29, 2012 mine closure and approximately $1.6 million of equipment from the operations was redeployed to the other mine sites during the year 2013. Some of the surface buildings on the property continued to be used for part of the Corporation’s exploration department, and for the maintenance and refurbishment of heavy equipment used at the Island Gold and Beaufor mine operations.

On June 17, 2013, Richmont Mines obtained a letter of offer for a senior credit facility for up to US$50 million from Macquarie Bank Limited (“MBL”) to advance the Island Gold Deep project. The US$50 million facility consisted of three tranches, all of which were subject to certain conditions being met prior to drawdown. The Corporation issued call warrants for the purchase of 1,250,000 Richmont shares to MBL at closing of the facility agreement. The warrants had an exercise price of CAN$2.45 per share, and they expire 3 years from the original date of their issue to MBL. A total of 812,500 warrants vested immediately upon closing of the facility agreement. The remaining 437,500 warrants were to have vested when the Corporation fully meets the conditions to drawdown Tranche B.

On June 19, 2013, Richmont Mines announced the successful completion of the bulk sampling phase for its W Zone Gold Project. As a result, the Corporation decided to proceed to the commercial production phase of the project.

On July 31, 2013, Richmont Mines announced the successful completion of the bulk sampling phase for its Monique Gold Project. As a result, the Corporation established estimated mineral reserves for the project, and decided to proceed to commercial production.

On August 2, 2013, Richmont Mines announced that Mr. Sam Minzberg had resigned from the Corporation’s Board of Directors.

On August 23, 2013, Richmont Mines closed the previously announced senior credit facility for up to CAN$50 million with Macquarie Bank Limited to advance Island Gold Deep project.

On October 4, 2013, Richmont Mines announced that the Monique Gold project had successfully completed the three month pre-production phase and commercial production was declared on October 1, 2013. The Corporation noted that Monique was expected to produce 4,500 ounces of commercial gold production during the fourth quarter of 2013, and had an estimated life of mine commercial gold production of 30,000 ounces, over 19 months, at an average cash cost per ounce of CAN$904. A NI 43-101 technical report for Monique’s mineral reserve estimate, published July 31, 2013, was filed on SEDAR (www.sedar.com) on September 13, 2013.

On October 7, 2013, Richmont Mines announced an updated Inferred mineral resource estimate of 2.3 million tonnes grading 10.53 g/t for 771,000 ounces of gold for the Island Gold Deep project and provided information regarding the ownership of certain claims at the project. It came to management’s attention that a portion of the Island Gold Deep project’s estimated Inferred resource base lay within four patented claims for which Richmont owned 69% with the remaining 31% being held by a third party. Refer to the October 7, 2013 press release entitled “Richmont Mines announces updated Inferred mineral resource estimate of 771,000 ounces of gold for Island Gold Deep project; Provides information regarding ownership of certain claims at project” for full details.

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On October 16, 2013, Richmont Mines entered into a land and mining rights agreement with Argonaut Gold, owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. The agreement enabled Richmont to extend the western boundary of its Island Gold Deep project by approximately 585 metres thus increasing the project’s exploration potential towards the west. Mining rights below a depth of 400 metres were also secured on several claims to the south of the Island Gold Deep project, thus adding to the project’s exploration potential at depth. As part of the agreement, Richmont acquired Claim SSM 722481 in its entirety, which immediately abuts Island Gold’s Lochalsh Zone, where reserves and resources already existed and where mining was taking place. In exchange, Argonaut received exploration and mining rights from surface to a maximum depth of 400 metres on certain Richmont claims that border the Magino Gold Project, providing it with greater flexibility in its project development. Under the terms of the agreement, Richmont received a net payment of CAN$2.0 million in cash from Argonaut upon completion of the land transactions. This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut received one claim in its entirety and surface and mining rights down to a depth of 400 metres on six claims. It also received surface rights on two claims down to a depth of 100 metres. The Corporation received two additional claims for a total of three and mining rights below a depth of 400 metres on three claims. As previously reported, under the terms of the Agreement, the Corporation will receive a net payment of CAN$2.0 million in cash from Argonaut upon completion of the land transactions, which are now expected to take place in 2016.

On October 17, 2013, Richmont Mines announced that the W Zone Gold Project had successfully completed the three month pre-production phase and that commercial production was declared on October 1, 2013

On November 7, 2013, Richmont Mines announced that Mr. Christian Pichette, Richmont’s Chief Operating Officer, would retire at the end of 2013 after more than 35 years in the mining industry. During the last 8 of these years, Mr. Pichette spent as an integral part of Richmont’s team. Similarly, it was announced that Mr. Ebe Scherkus had resigned from Richmont’s Board of Directors for personal reasons. In addition, it was announced that Mr. René Marion had joined Richmont’s Board of Directors effective November 6, 2013. A mining engineer by training, Mr. Marion brought over 30 years of industry experience to the Corporation’s Board.

On December 10, 2013, Richmont Mines announced that Dr. James W. Gill would join its Board of Directors. In addition, the Corporation appointed Mr. Rosaire Émond, Eng., to the position of Vice-President and Chief Operating Officer, replacing Mr. Christian Pichette.It was also announced that Mr. Jean Bastien, Eng., MBA, had been appointed to the position of Mine Manager of the Corporation’s Island Gold Mine and that Mr. Raynald Vincent, Eng. M.G.P., had been appointed to the position of Chief Geologist for the Corporation’s Island Gold Mine.

On December 20, 2013, Richmont Mines announced that it had decided to terminate the Senior Secured Credit Facility (the “Facility”) for up to CAN$50 million with MBL in August 2013. No amounts had been drawn on the Facility, and no gold hedging contracts had been put in place. The Corporation, in conjunction with MBL, began the process of releasing the securities that were put in place as part of the Facility. As per the terms of the Facility, the Corporation did not incur any cancellation costs.

On January 28, 2014, Richmont Mines announced an increase in Indicated and Inferred gold resources at its Island Gold Deep Project. Previously reported Inferred resources containing 771,000 ounces of gold were upgraded to Indicated resources of 456,000 tonnes at an average grade of 11.52 g/t for 169,000 ounces of gold, and Inferred resources were increased to 3,200,000 tonnes at an average grade of 9.29 g/t for 955,000 ounces of gold. The increase continued to indicate Island Gold Deep’s potential to be developed into an important high grade and long life contributor to Richmont’s Island Gold Mine.

On February 11, 2014, Richmont Mines announced updated corporate mineral reserve and resource estimates as of December 31, 2013, along with forecasted 2014 production, capital expenditures and exploration budget. The Corporation also announced that, as a result of a downward adjustment to the W Zone Mine reserve base, it would incur a $13.5 million non-cash write-down on the W Zone Mine in the fourth quarter of 2013.

On April 1, 2014, Richmont Mines announced that an updated NI 43-101 technical report was filed for the Corporation’s Island Gold Mine Property, which encompassed the producing Island Gold Mine and the Island Gold Deep resource located directly below. As per this update, the Island gold Mine Property contained estimated Proven and Probable Reserves of 143,506 gold ounces (733,347 tonnes grading 6.09 g/t Au), Measured and Indicated resources of 233,330 ounces of gold (739,700 tonnes grading 9.81 g/t Au) and Inferred resources of 1,037,327 ounces of gold (3.6 million tonnes grading 9.07 g/t Au) as of December 31, 2013.

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On April 23, 2014, Richmont Mines announced that it had closed the bought deal financing previously announced on April 3, 2014. The Corporation issued a total of 8.05 million common shares at a price of CAN$1.45 per share, including the entire over-allotment option of 1.05 million common shares, on a bought-deal basis, for aggregate gross proceeds of CAN$11.67 million (the “Offering”), through a syndicate of underwriters lead by Macquarie Capital Markets Canada Ltd. and including BMO Nesbitt Burns Inc., CIBC World Markets Inc. and Desjardins Securities Inc (the "Offering"). The proceeds from the Offering were to be used for working capital and general corporate purposes.

On April 24, 2014, Richmont Mines announced that access to the upper portion of the Island Gold Deep resource had been achieved with approximately 130 metres of development into the C Zone, on claims that are 100% owned by the Corporation, at a vertical depth of 560 metres (the 560 level). An approximate 92 metre length of this development was well mineralized, and corresponded well with the previously established resource. Chip sample results (face) obtained for the C mineralized zone during lateral drift development over the 92 metres averaged a cut grade of 12.73 g/t over an average width of 2.92 metres. This grade was seen as indicative, as the capping value used (75 g/t) needed to be confirmed by further studies. Results from definition drilling completed within the deep resource offer additional confirmation of prior exploration data for Island Gold Deep. Approximately 5,000 metres of definition drilling had been completed in the upper part of the C zone resource at 25 metre spacing, and results enabled a better definition of the resource limits for both the C and B zones. Ramp development was ahead of schedule and was at the 610 metre level, and was on pace to reach a depth of 635 metres before year-end.

On July 2, 2014, Richmont Mines announced that Mr. Paul Carmel, Richmont’s President and Chief Executive Officer, was relieved of his duties with the Corporation effective immediately. Ms. Elaine Ellingham has been appointed interim President and CEO.

On August 5, 2014, Richmont Mines announced that it signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was to be acquired by Richmont in return for a 3% Net Smelter Return (“NSR”) royalty that is payable on 100% of the mineral production from the four claims. The transaction was closed on August 6, 2014, resulting in consolidation of Richmont’s ownership of the Island Gold Mine property.

On September 15, 2014, Richmont Mines Inc. announced that it would be commencing an additional exploration drilling program from surface to test part of the down plunge projection of the Island Gold deposit. This was in addition to the remaining budgeted 2014 exploration and definition drill programs that was currently underway from underground. The new program consisted of four diamond drill holes for approximately 4,800 metres at an estimated cost of $0.5 million.

On September 25, 2014, Richmont Mines Inc. announced that the Board of Directors has promoted Nicole Veilleux to Vice-President, Finance. The Corporation concurrently announced that Pierre Rougeau, Chief Financial Officer, resigned from the Corporation to pursue other opportunities.

On September 30, 2014, Richmont Mines Inc. announced an accelerated and expanded development plan for the estimated 1.1 million ounce inferred resource extension below the Corporation’s Island Gold Mine in Ontario, as well as chip sampling results from lateral development on the 535 and 585 metre levels of the mine.

On October 17, 2014, Richmont Mines Inc. announced the appointment of Mr. Renaud Adams to the position of President and Chief Executive Officer effective November 15, 2014.

On October 17, 2014, Richmont Mines Inc. announced the resignation of Dr. James Gill from the Corporation’s Board of Directors, effective October 17, 2014.

On January 8, 2015, Richmont Mines Inc. provided results from its deep exploration drilling that was announced in September 2014 to test part of the down plunge projection of the Island Gold deposit to the east. Highlights included intersections of 19.87 g/t Au over 3.93 metres at a vertical depth of 1,203 metres and 7.44 g/t Au over 8.49 metres at a vertical depth of 858 metres. Richmont also announced a $7.6 million exploration program for Island Gold Mine in 2015.

On January 15, 2015, Richmont Mines Inc. reported 2014 gold production of 95,208 ounces, a 45% increase over 2013. Full details regarding 2014 production and guidance for 2015 were provided, as well as transformational development plans for the Corporation’s 1.1 million gold ounce global higher-grade resource at the Island Gold Mine in Ontario.

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On January 20, 2015, Richmont Mines Inc. announced that it entered into an agreement with Macquarie Capital Markets Canada Ltd. (“Macquarie”) as lead underwriter, on behalf of a syndicate of underwriters, for the issuance of 7.5 million common shares of the Corporation, on a bought-deal basis, at a price of CAN$4.00 per share (the “Offering Price”) for gross proceeds of CAN$30 million (the “Offering”). The syndicate of underwriters also included CIBC World Markets Inc., National Bank Financial Inc., BMO Capital Markets, TD Securities Inc., and PI Financial Corp. On January 21, 2015, Richmont Mines Inc. announced that it had agreed to increase the size of this bought deal offering to CAN$34 million. Pursuant to a revised agreement, the syndicate of underwriters led by Macquarie Capital Markets Canada Ltd. agreed to purchase on a bought deal basis 8.5 million shares of the Corporation, at a price of CAN$4.00 per share for gross proceeds of CAN$34 million. In addition, the underwriters were granted an over-allotment option to purchase an additional 1.125 million common shares from the corporation, for additional gross proceeds of approximately CAN$4.5 million. This transaction was successfully closed on February 11, 2015.

On February 23, 2015, Richmont Mines Inc. announced the appointment of Mr. Steve Burleton to the position of Vice-President, Business Development.

On February 27, 2015, Richmont Mines Inc. announced that Mr. Rosaire Emond, Chief Operating Officer, decided to leave Richmont to pursue other career opportunities. Mr. Emond’s last day was March 6, 2015. Mr. Renaud Adams, President and CEO, would oversee the operations and the transformational development currently underway at Richmont’s cornerstone Island Gold Mine.

On July 14, 2015, Richmont Mines Inc. announced its plan to proceed with the development of the deeper Q zone at Beaufor Mine. This was based on a comprehensive analysis of both geological and economic factors. With this development, life of Beaufor Mine was extended by two years, with an annual estimated production rate of 20,000 to 25,000 ounces in 2016 and 2017.

On August 6, 2015, Richmont Mines Inc. announced record revenues of CAN$40.6M for the second quarter and increased its production guidance to 87,000 – 95,000 ounces, from 78,000 – 88,000 ounces previously, as a result of strong results realized in the first six months of the year.

On September 10, 2015, Richmont Mines Inc. announced commencement of a 23,000 metre deep directional drill program at its Island Gold Mine to further expand its resources at depth below its current 1.0 million ounce global gold resource. This drill program was to follow up on very encouraging results of a single drill hole from surface announced on January 8, 2015. Refer to the September 10, 2015 press release entitled “Deep drilling to commence at Richmont’s Island Gold Mine to pursue resource expansion potential, following up on 2014 high-grade intersection at depth” for full details.

On September 14, 2015, Richmont Mines Inc. announced its inclusion in the S&P/TSX SmallCap Index, effective after the close of trading on Friday, September 18, 2015.

On September 15, 2015, Richmont Mines Inc. announced strengthening of its executive team by appointment of Anne Day, as Vice President, Investor Relations.

On September 16, 2015, Richmont Mines Inc. provided an update on its previously announced 20,000 metre surface exploration program on its Island Gold property to test the east and west extensions of the Island Gold deposit along strike as well as new deposits within the regional Goudreau zone, which hosts the mine’s operations. The updated program included drilling of selected high-priority gold targets identified by the exploration team, based on their previous work and compilations, elsewhere on the highly prospective 77 km2 Island Gold Property. The exploration drilling began earlier that year with 1,800 metres completed at the end of the second quarter. The program was to follow up on high quality gold targets well characterized by the Corporation’s exploration team, while leveraging more advantageous drilling costs. Refer to the September 16, 2015 press release entitled “Richmont Mines Provides an Update on the Surface Step-Out Exploration Drilling to Test Along Strike and Priority Regional Targets on Its Island Gold Mine Property” for full details.

On October 28, 2015, Richmont Mines announced the completion of a Preliminary Economic Assessment (“the PEA”) for its cornerstone Island Gold Mine. The PEA considered an 800 tonne per day mining operation that solely evaluated the December 31, 2014 Mineral Resources that were located in the most continuous portion of the deposit between the 450 metre and 860 metre levels. For the purposes of this PEA, the Corporation had excluded Resources above the 450 metre level, isolated Resource blocks and parallel zones outside the main area of the study. Further ongoing engineering studies are investigating a possible expansion to 1,150 tonnes per day. Refer to the October 28, 2015 press release entitled “Richmont Mines Announces Results of a Preliminary Economic Assessment for a Portion of the Deeper Resources of the Island Gold Mine” for full details.

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On December 7, 2015, Richmont Mines announced the appointment of Christian Bourcier to the Richmont executive team as Vice-President, Operations effective January 11, 2016. Christian will be responsible for all operational programs for Richmont and will be based in Rouyn-Noranda, Quebec.

On December 11, 2015, the Corporation filed an NI 43-101 Technical Report on SEDAR that contained the “PEA” results announced earlier on October 28, 2015. Refer to the December 15, 2015 press release entitled “Richmont Mines Announces Filing of NI 43-101 Technical Report for its Island Gold Mine” for full details.

On December 21, 2015, Richmont Mines provided an initial update on the previously announced Island Gold exploration drilling program. The overall program had four main objectives: 1) To test the near-mine potential to extend mine life above the 860 metre level; 2) to test the down plunge extension of the deposit between the 860 and 1,500 metre levels; 3) to test the east-west lateral extension beyond the known deposit; and 4) to test high-priority gold targets on the prospective Island Gold Property. It is now expected that the entire drilling program will be completed by the end of June, 2016. Refer to the December 21, 2015 press release entitled “Richmont Mines provides exploration update for Island Gold” for full details.

On December 22, 2015, Richmont Mines announced that Mr. Greg Chamandy would be resigning as Executive Chairman of the Board effective January 1, 2016, but would remain as a director of the Corporation and continue to be a member of the Corporation’s Technical and Corporate Responsibility Committee. Mr. René Marion, then currently an independent director, would be appointed as non-executive Chairman of the Board at that time.

C.	2016 Trends

The cost-effective development of its mining assets, both current and future, has always been at the heart of Richmont Mines’ success over the years, and this remains a top priority for the Corporation. Richmont is committed to generating positive cash flows, and delivering organic growth. With over 30 years of experience in gold production, exploration and development, along with prudent financial management, Richmont is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Richmont currently operates two gold mines – the Island Gold Mine in Ontario and the Beaufor Mine in Quebec. Consolidated production for 2016 is expected to be consistent with 2015, as increased production from Island Gold is expected to fully offset the production decrease related to the 2015 closure of the Monique Mine. Company-wide cash costs and AISC are expected to be largely in-line with the prior year. In 2016, the Corporation will continue to actively explore and develop the Island Gold deposit laterally and at depth, consistent with its goal to increase the production profile, decrease costs and grow its cash flow streams. Further, as the processing of the Monique stockpile will be completed in the first quarter, the tonnes processed at Camflo Mill are expected to decrease during 2016. Richmont will pursue and evaluate opportunities to fully utilize excess capacity.It currently has custom milling contracts in place with local mining companies to process approximately 55,000 tonnes in the first half of 2016.

The Corporation will remain focussed on a disciplined and prudent capital allocation strategy to ensure expenditures are fully funded internally with sustaining capital investment requirements expected to reduce as compared with the prior year. Project capital investment for the year will continue to focus on unlocking the potential of the Island Gold Mine and investment is primarily allocated to allow for accelerated development, related infrastructure upgrades and equipment purchases as described in the PEA. Delineation drilling in 2016 will target the conversion of the remaining resources within the scope of the PEA deposit area. Sustaining capital at Beaufor is expected to be in-line with 2015 and includes 625 m of ramp development and 100 m of vertical development.

Exploration drilling programs at Island Gold Mine are expected to be completed at the end of June 2016, at which time the Corporation will review the results and will plan its drilling program for the second half of 2016 accordingly. For the Beaufor Mine, the drilling program will focus on the Q Zone extension and in the upper mine to target new resources and potential mine life extension.

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D.	Risk Factors

The Corporation is subject to various business, financial and operational risks that could materially adversely affect the Corporation’s future business, operations and financial condition. These risk factors should be carefully considered when evaluating an investment in the Corporation’s common shares. Some of these risks include, but are not limited to, the following:

Risks Associated with the Mining Industry

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

The Corporation's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Corporation actively seeks to replace and expand its mineral reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, the Corporation's current or future exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The Corporation's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices and changes in the exchange rate between the U.S. and Canadian Dollars.

The Corporation's earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Corporation's control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions, production costs in major gold-producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Corporation's financial performance or results of operations. If the market price of gold falls below the Corporation's total cash costs per ounce of production at one or more of its projects at that time and remains so for any sustained period, the Corporation may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Corporation's evaluations of the proven and probable reserves at its current mines were based on a market price of gold of CAN$1,300 per ounce. If the market price of gold falls below this level, the mines may be rendered uneconomic and production may be suspended. The Corporation's policy and practice is not to sell forward its future gold production; however, under the Corporation's price risk management policy, approved by the Corporation's board of directors (the "Board"), the Corporation may review this practice on a project by project basis. The Corporation may occasionally use derivative instruments to mitigate the effects of fluctuating by-product metal prices; however, these measures may not be successful.

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

(US$ per ounce)	2015	2014	2013	2012	2011
High price	1,296	1,385	1,694	1,792	1,895
Low price	1,049	1,142	1,192	1,540	1,319
Average price	1,160	1,266	1,411	1,669	1,572

On March 21, 2016, the London P.M. Fix was US$1,245 per ounce of gold.

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The Corporation has no gold hedging contracts and no U.S. dollar exchange contracts. However, the Corporation may engage in hedging activities in the future. Hedging activities are intended to protect a corporation from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Hedging activities may protect a corporation against low gold prices, however, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. The Corporation continually evaluates the potential short- and long-term benefits of engaging in such derivative strategies based upon current market conditions. However, the use of by-product metal derivative strategies may not benefit the Corporation in the future. There is a possibility that the Corporation could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Corporation could fail to produce enough precious metals to offset its forward delivery obligations, causing the Corporation to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of precious metals revenue. If the Corporation is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected.

The Corporation's operating results and cash flows are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Corporation's precious metals revenues are earned in U.S. dollars but the majority of its operating costs at its mines, are in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2010 to January 1, 2016, the Noon Buying Rate fluctuated from a high of CAN$1.3990 per US$1.00 to a low of CAN$0.9449 per US$1.00. On March 21, 2016, the U.S. dollar/Canadian exchange rate was CAN$1.3085 per US$1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations.

Also, the Corporation may in the future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, such hedging strategies may not prove to be successful and foreign exchange fluctuations may materially adversely affect the Corporation's financial performance and results of operations.

The exploration and development of new mineral deposits is subject to numerous risks and uncertainties which may adversely affect the Corporation’s ability to expand or replace its existing production.

The exploration process generally begins with the identification and appraisal of mineral prospects. Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits, acquiring title to prospects and the receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

  estimation of reserves;

  anticipated metallurgical recoveries;

  environmental considerations and permitting;

  estimates of future gold prices; and

  anticipated capital and operating costs of such projects.

Exploration and development of mineral deposits thus involve significant financial risks which a combination of careful evaluation, experience and knowledge may not eliminate. The discovery of an ore body may result in substantial rewards, however, few properties which are explored are ultimately developed into producing mines. A mine must generate sufficient revenues to offset operating and development costs such as the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the establishment of new reserves.

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The estimates of mineral reserves and forecasts of the production are subject to numerous uncertainties, and the production and recovery of the reserve estimates appearing in the Annual Report may not be realized.

The ore reserves presented in the Annual Report are in large part estimates, and production of the anticipated tonnages and grades may not be achieved or the indicated level of recovery may not be realized. There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond the Corporation’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Corporation’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flows, results of operations and financial condition.

Also, the grade of ore mined may differ from that indicated by drilling results, and this variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

The Corporation’s annual production estimates are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

Newly opened mines, mine construction projects and expansion projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

The Corporation's ability to replace its existing mineral reserves as they are produced and depleted will be dependent upon locating new or expanding production from existing economic mineral reserves and developing new mines or extending and expanding existing mining operations. The Corporation’s ability to achieve full production rates at its new and expanded mines on schedule is subject to a number of risks and uncertainties. New mines may require the construction of significant new underground mining operations and may present problems in acquiring and achieving access to mine locations. The construction of underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required title to mining deposits and access to locations, construction, environmental or operating permits and engineering and mine design adjustments and construction delays. These occurrences may result in delays in the planned start up dates and in additional costs being incurred by the Corporation beyond those budgeted. Moreover, the construction activities at possible mine extensions may take place concurrently with normal mining operations at, which may result in conflicts with, or possible delays to, existing mining operations.

If the Corporation experiences mining accidents or other adverse conditions, the Corporation's mining operations may yield less gold than indicated by its estimated gold production and to the extent not adequately covered by insurance may result in possible adverse financial consequences to the Corporation.

The Corporation's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, slope and pit wall failures, dams, fires or flooding or as a result of other operational problems such as a failure of mining, production and milling equipment. In addition, production may be reduced or curtailed if, during the course of mining, unfavourable, unusual or unexpected geological or geotechnical formations or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, data on which engineering assumptions are made prove faulty or dilution increases. The Corporation may also encounter shortages or interruptions of economical electricity and adequate water supplies at its mines and production facilities which may adversely affect operations. Finally, inclement weather conditions, floods and the occurrence of other adverse natural phenomena at its mine and production sites may curtail, interrupt or delay mining and production operations and the ability of the Corporation to transport and market its production. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Corporation's failure to achieve current or future production estimates and may make profitable mineral deposits unprofitable for continued production. In addition, the occurrence of industrial accidents may result in personal injury or death and damage to property which may result in possible legal liability to the Corporation and if not adequately covered by insurance possible adverse financial consequences to the Corporation. The occurrence of any of these factors could materially and adversely affect a project and as a result materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flows.

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Due to the nature of the Corporation's mining operations, the Corporation may face liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Corporation's insurance coverage may prove inadequate to satisfy future claims against the Corporation.

The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, slope and pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Corporation carries insurance to protect itself against certain risks of mining and processing which may not provide adequate coverage in certain unforeseen circumstances. The Corporation may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Corporation may become subject to liabilities which exceed policy limits. In these circumstances, the Corporation may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

The Corporation's operations are subject to numerous laws and extensive government regulations which may cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Corporation to incur costs that adversely affect the Corporation's results of operations.

The Corporation's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, and local governments in the jurisdictions in which the Corporation operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws, regulations or taxes, amendments to current laws, regulations or taxes governing operations and activities of mining corporations or more stringent implementation or interpretation thereof could have a material adverse impact on the Corporation, cause a reduction in levels of production and delay or prevent the development of new mining properties.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation sets high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by such legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various governmental bodies. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities.

All of the Corporation’s operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. The Corporation calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Corporation’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may become subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

New or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Corporation’s projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flows.

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Aboriginal rights and duty to consult

The Corporation operates and does exploration on properties, which are subject to Aboriginal rights or titles. The Corporation, under its Corporate Social Responsibility program], and local laws and regulations, is committed to consult with the First Nations group about any impact of its activities on such rights, titles or claims, which may cause delays in making decisions or project startups. Further, there is no assurance of favourable outcomes of these consultations. The Corporation may have to face adverse consequences such as significant expenses on account of lawsuits and loss of reputation.

The conduct of mining operations is dependent upon obtaining and renewing applicable governmental permits the issuance of which may be subject to meeting certain conditions which may prove difficult and costly.

Mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Corporation in a timely manner, or at all, or, if they are issued, that they will be renewed, or that the Corporation will be in a position to comply with or can afford to comply with all conditions that may be imposed.

Increased regulation of greenhouse gas emissions and climate change issues may adversely affect the Corporation's operations.

The Corporation operates in a number of jurisdictions in which regulatory requirements would require it to report and/or reduce greenhouse gas emissions. The Corporation's operations in Quebec use primarily hydroelectric power and, consequently, are not large producers of greenhouse gases.

Title to the Corporation's properties may be uncertain and subject to risks.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral deposits may be disputed. Although the Corporation believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Corporation's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights in respect of its properties. Moreover, where the Corporation’s interest in a property is less than 100%, or a third party holds a form of profit sharing interest, the Corporation’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, or in the absence of an agreement subject to provincial or federal laws and regulations, which in certain circumstances may be the subject of differing interpretations between the parties.

The success of the Corporation is dependent on good relations with its employees and on its ability to attract and retain key personnel.

Production at the Corporation's mines and mine projects is dependent on the efforts of the Corporation's employees and contractors. Relationships between the Corporation and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions that the Corporation operates. Changes in applicable legislation or in the relationship between the Corporation and its employees or contractors may have a material adverse effect on the Corporation's business, results of operations and financial condition.

The Camflo Mill collective agreement that expired on December 31, 2015 is currently being negotiated with the Union.

The Corporation is also dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Corporation. The Corporation's ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Corporation faces significant competition for qualified personnel and the Corporation may not be able to attract and retain such personnel.

The mining industry is highly competitive, and the Corporation may not be successful in competing for new mining properties.

The mining industry is intensely competitive and the Corporation is in competition with other mining corporations for the acquisition of interests in precious and other metal or mineral mining properties which are in limited supply. In the pursuit of such acquisition opportunities, the Corporation competes with other Canadian and foreign companies that may have substantially greater financial and other resources. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on acceptable terms, or at all.

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On a regular basis, the Corporation evaluates potential acquisitions of mining properties and/or interests in other mining corporations which may entail certain risks.

Consistent with its growth strategy, the Corporation evaluates the potential acquisition of advanced exploration, development and production assets on a regular basis. From time to time, the Corporation may also acquire securities of or other interests in corporations with whom the Corporation may complete acquisition or other transactions. These transactions involve inherent risks, including, without limitation:

  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

  ability to achieve identified and anticipated operating and financial synergies;

  unanticipated costs;

  diversion of management attention from existing business;

  potential loss of key employees or the key employees of any business the Corporation acquires;

  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

  decline in the value of acquired properties, corporations or securities.

Any one or more of these factors or other risks could cause the Corporation not to realize the benefits anticipated to result from the acquisition of properties or corporations, and could have a material adverse effect on the Corporation’s ability to grow and, consequently, on the Corporation’s financial condition and results of operations.

The Corporation continues to seek acquisition opportunities consistent with its acquisition and growth strategy, however, it may not be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Corporation’s business, results of operations and financial condition. In addition, to acquire properties and corporations, the Corporation could use available cash, incur debt, issue common shares or other securities, or a combination of any one or more of these. This could limit the Corporation’s flexibility to raise additional capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the common shares. When evaluating an acquisition opportunity, the Corporation cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, the Corporation engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. Potential transactions may not be successfully completed, and, if completed, the business acquired may not be successfully integrated into the Corporation’s operations. If the Corporation fails to manage its acquisition and growth strategy successfully it could have a material adverse effect on its business, results of operations and financial condition.

The Corporation may not have insurance or its insurance coverage may prove inadequate to reimburse the Corporation for liabilities encountered from operations.

The Corporation carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. Such insurance, however, contains exclusions and limitations on coverage. The Corporation believes that its insurance coverage is adequate and appropriate for the perceived risks of its current operations, however, such insurance may not continue to be available, or if available may not continue to be available at economically acceptable premiums or may not continue to be adequate to cover the Corporation’s anticipated liabilities. In some cases, however, risk coverage is not available or is considered too expensive relative to the perceived risk.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Corporation cannot insure or against which it has elected not to insure.

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The Corporation may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development.

The construction of mining facilities and commencement of mining operations, the expansion of existing capacity and the exploration and development of the Corporation's properties, including continuing exploration and development projects, will require substantial capital expenditures. Based on current funding available to the Corporation and expected cash from operations, the Corporation believes it has sufficient funds available to fund its projected capital expenditures for all of its current mining operations. However, if cash from operations is lower than expected or capital costs at these current mining operations or future projects exceed current estimates, or if the Corporation incurs major unanticipated expenses related to exploration, development or maintenance of its properties, the Corporation may be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Corporation will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities; construct additional new mining and processing operations at any of its properties; or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Additional financing may not be available when needed or, if available, the terms of such financing may not be favorable to the Corporation and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders.

Failure to obtain any financing necessary for the Corporation's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Corporation's properties, which may have a material adverse effect on the Corporation's business, financial condition and results of operations.

Weakness in the global credit and capital markets could have a material adverse impact on the Corporation's liquidity and capital resources.

The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the United States and abroad, and continued to show weakness and or uncertainty in 2015. These unprecedented disruptions in the credit and capital markets have negatively impacted the availability and terms of credit and capital. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Corporation's liquidity, ability to raise capital and costs of capital. Failure to raise capital when needed, or on reasonable terms, may have a material adverse effect on the Corporation's business, financial condition and results of operations.

The Corporation may be party to certain mining joint ventures in the future, under which the Corporation’s joint venture partners may be in a position to prevent the Corporation from meeting its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture corporation. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions, such as an increase or reduction of registered capital, merger, division, dissolution, including indebtedness and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions, which could in turn lead to a deadlock. The Corporation’s existing or future joint venture partners may veto the Corporation’s business plans, with regard to a specific joint venture, and prevent the Corporation from achieving its objectives. Also, any failure of any partner to meet its obligations to the Corporation or other third parties, or any disputes with respect to third parties' respective rights and obligations, could have a negative impact on the Corporation.

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Risks related to owning the Corporation’s common shares

The Corporation’s shares fluctuate in price.

The market price of the Corporation’s common shares may fluctuate due to a variety of factors relating to the Corporation’s business, including the announcement of expanded exploration, development and production activities by the Corporation and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Corporation’s mineral reserves, fluctuations in the Corporation’s operating results, sales of the Corporation’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about the Corporation’s strategic position, results of operations, business or significant transactions and general conditions in the mining industry or the worldwide economy. In addition, wide price swings are currently common in the markets on which the Corporation's securities trade. This volatility may adversely affect the prices of the Corporation's common shares regardless of the Corporation's operating performance. The market price of the Corporation’s common shares may experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance. Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Issuance by the Corporation of additional common shares could affect the market price of the shares and dilute existing shareholders.

Issuance of a substantial number of the Corporation’s common shares by the Corporation, for example, in connection with a potential acquisition or to raise additional capital for operations, or to reduce indebtedness, or pursuant to existing agreements, or the availability of a large number of Corporation common shares that may be available for sale, could adversely affect the prevailing market prices for the Corporation’s outstanding common shares. A decline in the market price of the Corporation’s outstanding common shares could impair the Corporation’s ability to raise additional capital through the issuance of securities should the Corporation desire to do so.

The Corporation does not currently anticipate declaring any dividends on its common shares.

The Corporation has not declared or paid any dividends on its common shares since its incorporation and it has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. The Board of Directors assesses its dividend policy on a yearly basis. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Corporation, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

IT System Security risks

The Corporation may be exposed to pilferage of private and sensitive data to deliberate cyber attacks or inadvertent loss of media, such as loss of laptops, phones etc. in public places. Furthermore, unauthorized access to confidential information would have a negative effect on the Corporation's reputation, business, prospects, results of operations and financial condition. The systems that are in place may not be enough to guard against loss of data due to the rapidly evolving cyber threats. The Corporation may be required to increasingly invest in better systems, software, and use of consultants to periodically review and adequately adapt and respond to dynamic cyber risks.

Conflicts of Interest

Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation, and to disclose any interest they may have in any project or opportunity of the Corporation. In addition, each of the directors is required by law to declare his or her interest in and refrain from voting on any matter in which he or she may have a conflict of interest, in accordance with applicable laws.

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III DESCRIPTION OF THE BUSINESS

A.	Ontario Division

1.	Island Gold Mine, Dubreuilville, Ontario, Canada

1.1.	Location and Property Description

The Island Gold Mine is located approximately 83 km northeast of Wawa, Ontario, in the Sault Ste. Marie Mining Division.

Dubreuilville, Ontario, is approximately 10 km northwest of the Island Gold Mine.

1.2.	Description of Mining Rights

The Island Gold property is divided into nine parts and consists of 219 patented, leased and staked claims totaling 7,772 ha, located mainly within the Finan and Jacobson townships. These claims are grouped into nine (9) different properties: Kremzar, Localsh, Goudreau, Goudreau Lake, Edwards, Salo, Ego, Argonaut and Island Gold.

Property	Number of	Area (ha)	Expiration date	Richmont Mines
	claims			Ownership (%)
Kremzar	21	383	Patented Claims:	100
			taxes are paid every year,
			2 Mining Leases: 02/28/2022 to
			06/30/2030

Lochalsh	33	348	Patented Claims:	100
			taxes are paid every year
			Mining Leases: 06/30/2030 to
			03/31/2033
			Claims: 02/06/2017 to 04/25/2018

Goudreau	65	988	58 Patented Claims:	100
			6 Patented Claims:	100 below 400m
			Part of 1 patented claim:	100 below 100m
			taxes are paid every year
			1 Claim: 08/20/2018

Goudreau Lake	4	58	4 Patented Claims:	100
			Taxes are paid every year

Island Gold	41	5,119	Claims: 07/29/2015 to 07/14/2019	100

Edwards	43	703	Patented Claims:	100
			taxes are paid every year
			Claims: 04/05/2017 to 08/28/2019

Ego	3	64	Patented Claims:	100
			taxes are paid every year
			Claims: 06/05/2016

Salo	3	40	Claims: 06/08/2017 to12/28/2018	100

Argonaut	6	72	3 Patented Claims:	100 below 400m
			1 mining lease: 04/30/2030	100
			2 claims: 02/05/2018 to	100
			04/18/2018
			taxes are paid every year

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The claims are expected to be renewed by applying excess credits available before the anniversary date. Taxes are paid annually to the government to keep Patented Claims and Mining Leases in good standing. Richmont Mines has an internal procedure to ensure monitoring of the claim expiry dates. All of these mining claims, mining leases and patented leases were in good standing in 2015 and are expected to remain in good standing for 2016 as well. A detailed list and map of locations can be found in the Island Gold NI 43-101 technical report dated December 31, 2015, which will be filed under the Corporation’s profile on the SEDAR website at www.sedar.com.

1.3.	Summary of Agreements

Richmont Mines entered into an agreement with Patricia Mining on August 28, 2003. Under the agreement, Richmont Mines completed a private placement investment of CAN$1.0 million in common shares of Patricia Mining at CAN$0.50 per share and obtained an option to acquire a 55% interest in the Island Gold property by investing up to CAN$10 million or by bringing the project into commercial production. This initial investment was used to partly finance a CAN$3 million exploration program on the Island Gold property. On December 3, 2004, Richmont Mines decided to invest up to an additional CAN$10 million in order to acquire a 55% interest in the project. Richmont Mines became the project operator as of January 1, 2005. The Corporation acquired its 55% interest during the course of the fourth quarter of 2005, after having fulfilled its obligation to invest CAN$10 million toward the project’s development.

In January 2006, Richmont Mines and Patricia Mining announced the purchase of the remaining joint venture interest of Algoma Steel Inc. (“Algoma”) in the Goudreau property near Dubreuilville, Ontario, for CAN$100,000. The property remains subject to a 15% net profits interest (“NPI”) royalty as per the original joint venture agreement between Algoma and Patricia Mining.

On December 16, 2008, Richmont Mines acquired all of the common shares of Patricia Mining that it did not already own pursuant to a plan of arrangement under the Business Corporations Act (Ontario). Following this transaction, Richmont’s ownership interest of the Island Gold Mine increased to 100% (except for the 4 claims of the Goudreau Lake property where the ownership interest was 69%).

On May 9, 2012, Richmont Mines acquired Red Pine Exploration’s remaining 25% interest in the Edwards property, bringing the Corporation’s ownership to 100%, and on June 13, 2012, the Corporation acquired the Salo property, which includes 3 claims located to the east of the Island Gold Mine.

On October 16, 2013, Richmont Mines entered into a land and mining rights agreement with Argonaut Gold Inc. (“Argonaut”), owner of the Magino Gold Project adjacent to the Island Gold mine. The agreement enables Richmont to extend the western boundary of its Island Gold Lower Zones by a distance of approximately 585 m thus increasing the project’s exploration potential towards the west. Mining rights below a depth of 400 m were also secured on several claims to the south of the Island Gold Lower Zones, thus adding to the project’s exploration potential at depth. As part of the agreement, Richmont will acquire Claim SSM 722481 in its entirety, which immediately abuts Island Gold’s Lochalsh Zone, where reserves and resources currently exist and where mining is currently taking place. In exchange, Argonaut will receive exploration and mining rights from surface to a maximum depth of 400 m on certain Richmont claims that border the Magino Gold Project, providing it with greater flexibility in its project development. Under the terms of the agreement, Richmont will receive a net payment of C$2.0 million in cash from Argonaut upon completion of the land transactions.

This Agreement was modified slightly in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety and surface and mining rights down to a depth of 400 m on six (6) claims. It will also receive surface rights on two claims down to a depth of 100 m. Richmont will receive two additional claims for a total of three (3) and mining rights below a depth of 400 m on three (3) claims. As previously reported, under the terms of the Agreement, Richmont will receive a net payment of C$2.0 million in cash from Argonaut upon completion of the land transactions, which are now expected to take place in 2016.

On August 5, 2014 - Richmont Mines Inc. announced that it had signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party will be acquired by Richmont in return for a 3% Net Smelter Return (“NSR”) royalty that is payable on 100% of the mineral production from the four claims, SSM2490, SSM2491, SSM2666 and SSM2667(the Goudreau Lake property).As part of this agreement Richmont made the following advance royalty payments: $1 million upon closing of the transaction, and $1 million on each of January 3, 2015 and January 3, 2016. Advance royalty payments will decrease to $0.3 million as of January 3, 2017, and will be paid annually until such time as a total of $5.1 million has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royal payments will be credited against any future NSR payments.

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1.4.	Ownership of Mining Rights

Richmont currently holds all the mining rights for the Island Gold project.

All mining titles on the Island Gold were jointly held by Richmont Mines (55%), and Patricia Mining (45%). Since the acquisition of Patricia Mining on December 16, 2008, Richmont Mines held 100% of all mining titles relating to the Island Gold property with the exception of 4 patented claims of the Goudreau property (2490, 2491, 2666 and 2667), for which Richmont Mines owned 69%. The remaining 31% was held by a third party. Following the acquisition, the mining rights owned by Patricia (45%) were transferred to Richmont Mines in February and March 2009.

Since the signing in 2014 of a definitive agreement to acquire the outstanding 31% ownership of the four patented claims of the Goudreau property on the Island Gold Mine property, Richmont Mines holds 100% of all mining titles relating to the Island Gold property.

1.5.	Mining Royalties

Island Gold properties held by Richmont Mines are subject to the payment of royalties and financial contractual obligations. Details can be found in the Island Gold NI 43-101 technical report dated December 31, 2015 and which will be filed under the Corporation’s profile on the SEDAR website at www.sedar.com.

The Kremzar property is subject to a 4% NSR payable to Algoma which becomes payable to Algoma pursuant to the Algoma Royalty Agreement.

The Kremzar property is also subject to a 3% NSR payable to Osisko Gold Royalties Ltd (“Osisko”), which is payable until such time as the Algoma NSR becomes payable. In the event that the Algoma NSR becomes payable and is reduced below 4%, Osisko will be entitled to receive an NSR equal to 50% of the amount by which the Algoma royalty is reduced, payable on the same terms as the Algoma NSR.

The Lochalsh property is subject to a 3% NSR payable to Osisko. The Island Main and Lochalsh zones, as well as a part of the Island Gold mineral resources below the 400 level, are located on this property.

The Goudreau property is subject to a 2% NSR payable to Osisko and a 15% net profit interest (“NPI”) royalty payable to Algoma.

The Goudreau Lake property is subject to the 3% NSR royalty payable to Host’s Gold Incorporated. This property is also subject to 1.38% NSR royalty payable to Osisko and a 10.38% NPI royalty in favour of Algoma Steel.

In February 2016, Osisko sold 15 % of the Island Gold Mine Royalty interests to Caisse de dépôt et placement du Québec ("CDPQ") and Fonds de solidarité des travailleurs du Québec (F.T.Q.)

The Salo property is subject to an NSR royalty of 2% in favour of M.A. Tremblay, J. Robert, R. Salo and P. Robert.

Red Pine Exploration owns a 2% NSR on the Edwards property.

There is a 10% NPI payable to Cavendish on four (4) claims of the Argonaut property.

1.6.	Environmental Obligations and Permits

All permitting activities identify and address the various municipal, provincial, and federal environmental and social requirements and standards applicable to the IG project. These include the statutory requirements, stakeholder interests, and environmental, social and economic aspects. Agencies include Environment Canada (EC), Ontario Ministry of Environment and Climate Change (MOECC), Ministry of Natural Resources and Forestry (MNRF), and Ministry of Northern Development and Mines (MNDM). IGM is permitted to be designed and operated at a production rate of 27,000 tonnes per month of gold bearing ore.

Listed below are the major Environmental Compliance Approvals (ECA) from MOECC that are applicable to the site:

  Air and Noise ECA # 8549-9BPP7LV issued 21st September, 2015. This now includes limited operational flexibility, which allows minor changes to equipment/infrastructure without having to amend the ECA.

  Septic System ECA # 3989-8XUPS9 issued 27th September, 2012. An application for an Amendment was submitted in August 2015 for the Sewage System Expansion Project, Richmont expects to receive approval in first quarter of 2016.

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  Industrial Sewage Works ECA (for tailings management area) ECA # 0440-9YLHG7 issued 9th September, 2015. (Previously treated discharge was seasonal, with the issuance of ECA, it is now continuous discharge, allowing increased operational flexibility).

Water taking is conducted within acceptable limits to protect fish habitat, as well as under the regulation of a Permit to Take Water (PTTW) from the MOECC.

An amendment to the Closure Plan was submitted to MNDM in April 2013, to amalgamate the Closure Plan (for Lochalsh and Kremzar) and include infrastructure associated with the Island Gold Deep project. Richmont received approval in June 2014. Based on the Dam Raise Project 2015, another Amendment to the 2013 Closure Plan was submitted in September 2015, along with the increase in Financial Assurance, which currently is $1,683,942. The process of review and comments is ongoing, Richmont expects to receive approval in the second quarter of 2016.

1.7.	Infrastructure

The Island Gold infrastructure includes a primary tailings pond, secondary settling pond, Kremzar Mill (a carbon-in-pulp mill), Lochalsh ramp and portal, mine access road, and hydro-electric power lines, all of which are located on the property. An office, core logging and storage facility, and a mine dry are also located on the previously producing Kremzar mine site. When the Kremzar carbon-in-pulp mill was constructed in 1988, it was capable of handling 650 tpd. Since then, its milling capacity was increased to 850 tpd in 2010 and finally 900 tpd in October 2015. Miller Lake, which is located west of the Kremzar mine, is a fully permitted tailings area. The tailings and waste rock have been tested and are not acid generating. All permits for mining and milling operations have been maintained.

1.8.	Location of Mineralized Zones

The mineralized zones, including the reserves and resources of the Island Zone and underground infrastructure, are located on mining leases 991853, 991854 and 991852 and patented claim 2075 of the Lochalsh property, and the ramp and waste pad are on patented claims 1776 and 1710 of the Goudreau property. The reserves and resources of Lochalsh are located on mining leases 825288 and 825287 of the Lochalsh property. The Goudreau resources are located on patented claim 3817 of the Goudreau property. The deep C Zone estimated mineral resources at the Island Gold Mine are principally located on the Lochalsh mining lease 825288 and 991855 and on Goudreau patented claim 2490, 2491 and 2666.

1.9.	Accessibility

Access to the Island Gold Mine is via an all-weather road from Highway 519, just west of Dubreuilville, Ontario. This village is located approximately 35 km east of the junction between Highways 17 and 519. It takes approximately one hour to drive from Wawa, Ontario, to the mine site.

1.10.	Climate

The mine is located within the Lake Superior Regional climatic zone, moderated by the influence of Lake Superior. The average daytime temperature is 2°C, ranging from -41°C to 31°C throughout the year. Annual precipitation is normally 669 mm of rain and 278 cm of snow. Winter winds are from the northwest and north, and during the summer south-westerly to westerly winds prevail. The climate does not affect the mining operation, which extends all year long.

1.11.	Local Resources and Infrastructure

Wawa has a population of approximately 3,500. Dubreuilville, originally a forestry community, has a population of approximately 900. The Island Gold Mine is also within a few kilometres of railway lines operated by Canadian National Railways and Algoma Railways. Sidings for each of these railway lines are located in the villages of Goudreau and Lochalsh.

A power substation connected to the provincial power grid, water supply, gravel roads, offices, maintenance buildings and living accommodations are all available within the mine area. Power is supplied by Algoma Power Inc. (formerly Great Lakes Power Corporation).

Richmont Mines also offers living accommodations and flexible schedules to its employees. Training is offered in order to maintain a local qualified workforce.

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1.12.	Physiography

The property area is within the Precambrian Shield adjacent to Lake Superior, in an area of low rolling hills that trend in an east-west direction with widespread swamps, and mixed forests of broadleafs and conifers. Property relief is low, from a high point of 488 metres above sea level near the Miller and Maskinonge Lakes, to a topographic low point of 381 metres above sea level near Goudreau Creek. The Mine area has been partially logged.

1.13.	Exploration History

In 1983 Canamax Resources Inc. (“Canamax”) and Algoma formed a joint venture to evaluate the mineral potential of Algoma’s 117 patented claims covering the Goudreau iron range. In 1985, drilling by Canamax about two kilometres south of the Kremzar mine intersected a series of sub-parallel lenses containing gold mineralization within deformed rocks of the Goudreau Lake Deformation Zone (“GLDZ”). These lenses are known as the Lochalsh, Island Gold, Shore and Goudreau Lake zones. During 1989 and 1990, a 1,280 metre long ramp was driven into the Island deposit beneath Goudreau Lake from an adit on the north shore. Drifts and raises totalling 382 metres were developed on two levels at depths of 125 metres and 140 metres below the Goudreau Lake elevation. A bulk sample weighing 4,167 tonnes was extracted and processed at the Kremzar Mill.

Patricia Mining acquired the project in 1996 and completed 16,862 metres of diamond drilling in 49 holes on the Island deposit and Lochalsh Zone between 1996 and 2002. In 2004, Patricia Mining started an underground exploration program and completed a resource estimate at a cost of CAN$3.0 million. A total of 125 metres of exploration drifts, 53 metres of ore sill and 8,137 metres of drilling were completed.

In 2005, Richmont Mines completed 2,111 metres of underground development and 7,903 metres of delimitation drilling. A total of 7,259 tonnes with a content of 6.23 g/t Au from ore development were stockpiled on the surface.

In 2006, Richmont Mines continued the exploration program. A total of 3,469 metres of development were completed including 506 metres of ramps and 1,700 metres of ore silling. A total of 56,861 tonnes of development ore with a content of 6.96 g/t Au were stockpiled on the surface. At the end of December 2006, a total of 41,531 tonnes of mineralized material grading 4.80 g/t Au were processed at the mill. A total of 28,149 metres of underground diamond drilling were performed on the Island Zone, and 10,602 metres of drilling were completed from the surface on the Lochalsh and Goudreau zones. Reserve and resource estimates were performed by Genivar in 2007 based on this work.

On October 1, 2007, Island Gold began commercial production. On December 16, 2008, Richmont Mines acquired all of the outstanding shares of Patricia Mining, increasing its ownership of the property to 100%, with the exception of four claims on the Goudreau property, for which Richmont owns a 69% interest.

During 2009, underground drilling at the Island Gold Mine included 212 drill holes totaling 26,914 metres. Approximately half of these metres were exploration holes in the Lochalsh, Goudreau and Extension-2 zones. The drilling confirmed the presence and continuity of the targeted zones. A surface diamond drilling program was implemented in conjunction with the underground drilling. The goal of this program was to primarily test the near surface eastern and western extensions of the known zones in the vicinity of Island Gold Mine.

In 2010, Richmont Mines continued its underground exploration program via drilling and drifting in order to improve the quality of the resources, convert resources to reserve categories and increase the overall resource base. The excavations were done in waste rock to continue the exploration access drifts towards the Extension-2 sector of the E1E Zone, the Goudreau and the Lochalsh zones. This development also permitted exploration diamond drilling in the Extension-2 sector of the E1E Zone, the Lochalsh and the Goudreau zones. During 2010, underground drilling at the Island Gold Mine included 12,110 metres of definition drilling and 24,423 metres of exploration drilling. These metres were exploration holes in the Lochalsh, Extension-1, Goudreau and Extension-2 zones. Drilling confirmed the presence and continuity of the targeted zones. The delineation drilling into the Extension-1 sector of the E1E and the Lochalsh sector permitted the conversion of Probable reserves into Proven reserves. The exploration drilling in the Extension-2 sector of the E1E confirmed the location of the known resource, and resulted in the conversion of a portion of the resources into Probable reserves. A surface diamond drilling program was implemented in conjunction with the underground drilling during 2010. The goal of this program was to primarily test the eastern, western and depth extensions of the known zones in the vicinity of Island Gold Mine. The 2010 surface exploration drill program was completed in December 2010, and consisted of 30,015 metres. The drilling on the projected eastern, western and depth extensions of the mine structure horizon was successful in identifying the continuance of similar alteration, mineralization and shearing over one kilometre east of the Island Gold Deposit under Goudreau Lake.

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A total of 58,958 metres of drilling were completed in 2011. Nearly 26,000 metres of underground definition drilling were completed in the areas of Lochalsh, Goudreau and Extensions 2 and 3. These and other holes allowed for the conversion of a portion of the resources into reserves. Drilling below the 400 level was mainly done from the surface and once again demonstrated the mine’s potential at depth. More specifically, drilling identified four main areas (G, C, D and E1E) between the -500 and -900 m levels over a 150 metre corridor extending between the Main Island and Lochalsh areas.

A total of 85,509 metres of drilling were completed at Island Gold in 2012, nearly 60,534 metres of which were done underground. Definition drilling, in Lochalsh, Goudreau and Extensions 2 and 3 along with other drill holes, permitted part of the resources to be converted into reserves. Drilling below the 400 metre level was done from surface and from underground, and demonstrated the mine’s potential at depth. (Island Gold Deep program). More specifically, the drilling resulted in a first mineral resource estimation for the C Zone at depth in January 2013.

In 2013, nearly 100,000 metres of drilling were completed underground at the Island Gold Mine, including approximately 62,000 metres for the Island Gold Deep exploration program, 20,000 metres of definition drilling and 18,000 metres of exploration drilling in the other areas of the mine. Exploration holes in Island Gold Deep sectors from the west, below Lochalsh, to the east, below Extension 1, confirmed the presence and continuity of the deep C Zone and of some parallel zones, and resulted in an important increase in gold resources. The definition-delineation drilling into the upper sectors of the mine and below Extension-2 also renewed the mineral reserves of the mine.

During 2014, approximately 35,000 metres of mainly delineation and definition drilling were performed underground at the Island Gold Mine. The definition-delineation drilling occurred mainly in the lower sectors of the mine, below the 400 level: upper part of the Deep C zone and below Extension 1 and 2. This program has renewed and also increased the mineral reserves of the mine.

With some underground drilling, there were also 1,000 metres of surface exploration drilling which were performed in 2014. Recent drill results (cut grades over true widths): in hole GD-14-01C from surface, intersections of 19.87 g/t Au over 3.93 metres in the C Zone, and 21.1 g/t Au over 0.95 metres in an undetermined zone, and in hole 400-528 09 drilled from underground, an intersection of 7.44 g/t Au over 8.49 metres in the C Zone.

For 2015 exploration details, refer to section 1.15 (ii) of this AIF.

1.14.	Geological Setting

i)	Regional Geology

The Island Gold property is located in the Michipicoten greenstone belt, which is part of the Wawa sub-province and Superior Province of Archean age. The property is stratigraphically positioned in the upper portion of the Wawa Assemblage, composed by intermediate to felsic volcanic rocks capped by pyrite-bearing iron formations.

ii)	Project Geology

The Island Gold property covers part of the interface between the Catfish assemblage, composed of mafic rocks, and the Wawa assemblage, which consists of felsic rocks. The pyrite-rich Goudreau iron formation lies at the contact between the Wawa and Catfish assemblages. A unit of pyroclastic rocks marks the transition between the two assemblages and hosts the gold occurrences encountered on the property. This gold mineralization is controlled by the Goudreau Lake Deformation zone (the “GLDZ”). The GLDZ hosts the Island, Lochalsh, Goudreau, Shore, and north shear gold zones, all located within the Island Gold property.

iii)	Mineralization

Within the GLDZ there are a series of parallel shear zones, up to 25 metres wide by several hundred metres long, with dips ranging from -70° to -90°, which host the gold mineralization. Moderate to high strain intensity is present within the shear zones containing pervasive alterations occurring in the form of iron carbonate, silica and calcite. Gold is found primarily in quartz stringers and in veins, 1 cm to 1.5 metres wide, within areas of intense sericitization and silicification with 2% to 5% pyrite. Finely disseminated gold occurs in clusters up to 3 mm in diameter.

At the Island Gold deposit, 5 zones referred to as E1, E, D1, D, and C, are defined and characterized by the presence of alteration halos ranging from 0.5 metres to over 8 metres in thickness, and are comprised of intense silica alteration, albite alteration and quartz-carbonate veins. Two dominant envelopes are defined, namely the C/D envelope and the E/E1 envelope, which includes the D1 Zone. An anastamosing pattern defines the relationship between the zones.

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The mineralized Island Gold Lower C Zone, which is now well defined, corresponds to the continuation at depth of the mineralized zones that are presently mined above the -400 m level. The mineralization undergoes an inflection southward between the -400 m and -500 m levels, before returning with a high dip southward at depth. The average width of the deep C Zone resource is approximately 4.5 metres, which is above the average of 2.7 metres in mineralized zones above the -400 m level. Also, it seems that the number of gold-bearing quartz veins inside the alteration zone of the C Zone is slightly greater, with approximately 60% of the drill holes inside the first resource containing some visible gold, which translates into a higher average grade. Island Gold Lower mineral resources also include 6 additional zones that are sub-parallel to the C Zone.

1.15.	2015 Results

	2015	2014	2013

Total tonnes of Ore and waste mined	535,601	453,243	484,992

Gold Produced
Tonnes	242,137	230,828	239,766
Head grade (g/t)	7.31	5.91	4.57
Gold recovery (%)	96.8	96.3	96.1
Ounces produced	55,040	42,206	33,836

Revenues	77,721	58,971	50,487

Gold Sold
Ounces sold	52,363	42,078	35,113
Average selling price per ounce	1,481	1,398	1,434
Cash cost per ounce	1,034	982	1,124
AISC per ounce	1,460	1,317	1,495

Average selling price per ounce (US$)	1,158	1,266	1,392
Cash cost per ounce (US$)	808	889	1,092
AISC per ounce (US$)	1,141	1,192	1,452

Sustaining costs	22,330	14,110	13,034
Project and non-sustaining exploration costs	35,494	12,538	20,909

iv)	Production

Total tonnes mined, including ore and waste, were 535,601, an 18% increase over 453,243 tonnes of ore and waste mined in 2014. Development ore increased significantly by 79% bringing the development ore to total ore ratio to almost 50%. The amount of development ore is expected to decrease in future years, which should correspondingly reduce costs. Waste mined increased by 26% to 294,895 tonnes from 233,867 tonnes in 2014, in line with the mine’s accelerated development plans.

242,137 tonnes of ore were processed in 2015 at an average grade of 7.31 g/t resulting in a total production of 55,040 ounces. This compared to 2014 when 230,828 tonnes of ore were processed at average grade of 5.91 g/t resulting in 42,206 ounces of gold produced. Cash costs per ounce increased to CAN$1,034 from CAN$982 in 2014, as the impact of higher development ore partially offset by higher grades during the year. In U.S. dollar terms, cash costs per ounce decreased from US$889 to US$808, due to the weakened Canadian dollar during the year. All-in sustaining costs (AISC) of CAN$1,460 per ounce was higher than AISC of CAN$1,317 in 2014, due to higher sustaining costs during the year. Sustaining costs for the year were CAN$22.3 million or 58% higher than CAN$14.1 million in 2014, as the mine spent CAN$10.3 million on buildings, equipment, ventilation, electrical upgrades and tailings expansion, CAN$9.1 million on extension of the East Ramp and CAN$2.9 million on exploration and delineation drilling. 52,363 ounces of gold were sold during the year at an average realized gold price of CAN$1,481 per ounce (US$1,158) generating revenues of CAN$77.6 million, an increase of 32%, as compared to 42,078 ounces sold in 2014 at an average realized gold price of CAN$1,398 per ounce (US$1,266) that generated CAN$58.8 million in revenues.

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For the 12 months ended December 31, 2014, gold production was 42,206 ounces as 230,828 tonnes of ore were processed at an average grade of 5.91 g/t. This compared to 2013 results, in which 239,766 tonnes of ore were processed at an average grade of 4.57 g/t resulting in gold production of 33,836 ounces. The higher year-over-year gold production change reflect a 29% improvement in grade, partially offset by a slight 4% decrease in processed tonnage. The grade improved with the increased cut-off grade from 3 g/t to 3.75 g/t and also with the mining of higher grade areas: Extension 2, Goudreau and C Zone at depth. Cash costs at Island Gold decreased year-over-year to CAN$982 (US$889) from CAN$1,124 (US$1,092) in 2013, with the improvement being driven by the higher recovered grade. This was partially offset by a higher mining cost per tonne year-over-year, which stemmed from a greater amount of development work and a lower amount of processed tonnage year-over-year, as well as the short-term rental of crushing equipment from an outside supplier. AISC per ounce dropped to CAN$1,317 from CAN$1,495 in 2013, largely due to lower cash costs and also as 8% higher sustaining costs in 2014 (CAN$14.1 million vs CAN$13.0 million) were spread over 20% higher number of ounces sold.

During the year, the Corporation strategically leveraged the devalued Canadian dollar, to invest in accelerated development at the Island Gold Mine. With a seven-year mine life based on reserves, the Corporation has pre-developed more than three years of production life.

As part of its strategy of accelerated development and potential production expansion at Island Gold Mine, the Corporation invested CAN$48.9 million in 2015. This included CAN$7.8 million for extending the main ramp to a depth of 740 metres, CAN$8.5 million for a secondary eastern ramp to a depth of 500 metres and CAN$4.8 million for an exploration drift that extends to the east by approximately 440 metres. A CAN$2.8 million delineation drilling program of 50,089 metres was also completed in 2015. Other significant infrastructure upgrades included CAN$8.7 million for the tailings dam expansion, CAN$5.0 million for electrical upgrades and CAN$1.6 million for bunkhouse buildings.

Project capital in 2016 will continue to focus on unlocking the potential of the Island Gold Mine and is primarily allocated to accelerated mine development as well as related infrastructure upgrades and equipment purchases as described in the PEA.

The amount of handled waste is expected to begin diminishing in 2016, which will reduce costs and increase profitability, while also freeing up capacity for additional ore tonnage as a greater percentage of mining is migrated to the lower levels of the mine.

Development of the main access ramp, or West Ramp, will continue to be advanced by the contractor, and will be extended from its current depth of -740 metres to a minimum depth of approximately -860 metres before the end of 2016.

The Corporation continues to use its own teams to advance the secondary East Ramp, located approximately 450 metres to the east of the main access ramp. This ramp will open development and mining for 2015 and 2016 on the Extension 1 and Extension 2 areas of the mine below the -400 metre level. The main objective is to increase mining flexibility moving forward by splitting mining efforts between the Western and Eastern parts of the deposit.

Approximately 2,500 metres of ore development and 5,300 metres of waste development is expected to be completed during the year. It is expected that by the end of 2016, the east ramp will reach a vertical depth of 655 metres. Given the significant near-mine exploration potential identified directly to the east of the main deposit area considered in the PEA, the Corporation will review the optimal location of the dual ramp system as described in the PEA, in order to accommodate any additional resources located outside the scope of the PEA.

v)	Exploration and Delineation drilling

Richmont’s objective is to increase the reserves and the resources of this property and the Corporation remains confident regarding the long-term possibilities of Island Gold.

The Delineation drilling program in the Lower C Zone that was included in the 2015 PEA successfully converted nearly 80% of the inferred resources and increased reserves by 206% to 561,700 ounces of gold, net of depletion.

Exploration costs at Island Gold in 2015 increased to CAN$4.6 million from CAN$0.8 million in 2014 as a result of increased exploration drilling during the year, which included two drilling programs that were initiated in the latter part of the year. The objective of the first drilling program (63,500 metres) was to test the east and west extensions of the Island Gold deposit from surface and underground along strike as well as new deposits within the regional Goudreau shear Zone. The second is a deep directional drilling program (23,000 metres) to test the potential for higher grade resources at depth below the 1,000 metre level. The entire drilling program is expected to be completed by the end of June 2016.

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Highlights from the drilling at the end of 2015 include:

Near-Mine Lateral Exploration:

Approximately 19,348 metres of a planned 36,000 metres (5,000 metres from the 450 metre level and 31,000 metres from the 620 metre level) have been completed to date. The drilling is focused on east-west targets that are contiguous to the main deposit area considered in the PEA.

Deep Directional Drilling:

The objective of the deep drilling program is to test the deposit at depth and to increase confidence in the vertical extension of the deposit for potential resource growth. To date, approximately 6,272 metres (4 holes) of the planned 23,000 metres of drilling have been completed, including 3 pilot holes and 1 exploration hole.

Eastern Lateral Exploration:

Drilling results to date from exploration drilling program to the east of the main deposit area successfully demonstrated the potential to increase the resource inventory to the east of the mine.

Approximately 6,500 metres of a planned 12,000 metres (7,000 metres from surface and 5,000 metres from the 340 metre level) have been completed to date with results indicating potential extension of the system to the east, including a new area of interest located approximately 600 metres to the east of the main deposit, below and to the east of the Goudreau Zone.

Western Lateral Exploration:

Drilling results to date from the west of the main deposit area provided additional confidence in the potential extension of the mineralized system. Drilling has been suspended in this area and is expected to resume in 2016.

Approximately 5,900 metres of a planned 8,000 metres (2,500 metres from surface and 5,500 metres from the 190 metre level) have been completed to date and results show potential extensions of the known deposit.

Regional Surface Exploration:

A 7,500 metre regional exploration program that was previously announced to test the east and west regional extensions of the Island Gold deposit along strike as well as for new deposits within the Goudreau shear zone is expected to be launched in early 2016.

For full details, please refer to the December 21, 2015 press release entitled “Richmont Mines Provides Exploration Update for Island Gold”.

vi)	Drilling

Most of the delineation/definition drill holes are planned on vertical cross-sections, in order to intercept mineralized zones at right angles along a grid spacing of 20 metres by 20 metres. Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Island Gold Mine. Underground drill holes are BQ or NQ calibre. Core recovery is approximately 100%. The drill core is logged in detail by experienced and highly skilled staff, following established guidelines for the Island Gold Mine. A rock quality designation (“RQD”) analysis was completed for most of the drill holes drilled in the 2015 program and the RQD for the zones are generally excellent (› 90%). The interpretation and development of each section was completed after receipt of the drill hole assays and section plots. This interpretation served to complete the reserve and resource estimates.

vii)	Sampling

The drill hole sampling approach coincides with lithological contacts. Samples have a minimum width of 0.3 metres and a maximum length of one metre. The core recovery is very good and can be considered to be representative.

The panel (or chip) sampling method consisted of taking horizontal representative samples of the geology (units or alteration) that was exposed either in the face or in the adjacent walls. The samples weighed an average of 1.5 kg to 2 kg for a zone of 1.5 vertical metres by 0.3 to 1.0 horizontal metres. Each face was sampled and the number of assays varied based on the geology and the opening.

The drill cores and chip samples are representative and the mineralization style, with the presence of quartz veins and free gold, shows a nugget effect.

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viii)	Assays

During 2015, core samples were sent mainly to Expert Laboratory (LabExpert) in Rouyn-Noranda, Québec. Underground muck and chip samples were sent to Wesdome (Wesdome) Laboratory in Wawa, Ontario.

Gold assays are completed by fire assay with 30 g of material with either a gravimetric or AA finish. The cut-off for gravimetric versus AA finish, has been established at 3 g/t Au. The detection limit for gold is 3 ppb. Rejects and pulps are kept by the laboratory or stored at the Island Gold site. These methods and the routine sample preparation are described in the following section. A detailed procedure can be found in the Technical Report for the Island Gold Mine as of December 31, 2015, which will be filed under the Corporation’s profile on the SEDAR website at www.sedar.com.

The step-by-step procedure for sample analyses is briefly described as follows:

  Dry samples, if required;

  Crush total sample to ½ inch (Jaw Crusher);

  Split approximately 350 g using a Riffle Jones;

  Remaining rejects are placed in a plastic bag and packed in cartons with sample numbers listed on the outside;

  Pulverize the 350 g sample;

  Homogenize the pulp: it is then ready for assay;

  Samples are then analyzed by fire assay with an absorption atomic or gravimetric finish. A total of 30 g of representative material are subjected to the fire assay and to gravimetric finish.

ix)	Quality Control

In 2007, during the course of the geological confirmation program, an evaluation of “Quality Assurance/Quality Control” (“QA/QC”) data was done to address the three main concerns of analytical determination protocols, namely: (i) contamination, (ii) accuracy, and (iii) precision, as measured by the results obtained from field and analytical blank standards, certified reference standards and an assortment of specific duplicate samples collected and/or prepared, in addition to the regular samples submitted to the laboratory. A certified standard and blank assay were run with each sample batch. In addition, a replicate assay was run on every 10th sample to check reproducibility of the assays.

The results of the field and analytical blanks used to monitor potential contamination during sample processing and assaying indicate that no significant contamination is likely to have occurred during the sampling/assaying programs completed for 2007.

In 2015, ASL Solution audited the Island Gold Mine QA/QC program which consists of insertion blanks and certified reference materials to samples submitted to the laboratory (Wesdome, LabExpert and ActLab). Each laboratory has its own QA/QC program with the addition of analytical blank standards and certified reference standards to each batch of assays. Also, some core and chip sample duplicates were taken in 2015 and sent to the laboratories as part of the QA/QC program. ASL Solutions concluded that the Richmont assay quality control program meets or exceeds industry standards and gold assays from the 2015 drill campaign are considered to be reliable for the purpose of resource estimation.

The assays supporting the Island Gold Mineral Resource estimate are based on sample preparation and analytical protocols that meet standard industry practice.

x)	Security of Samples

In 2005, the core logging facility and core storage area were established on the Kremzar Mine and milling site. A trailer was installed on site and is used as a core logging facility. A separate room was installed for core sawing and sample packing. The cores are stored outdoors in covered racks or as separate cross-piles. There is a gate on the mine access road and there are personnel working on site at all times. Individual sample bags are sealed. The samples are placed in large rice fiber bags and placed on pallets. Samples are transported by a third party transportation company. The underground channel samples are shipped to the River Gold laboratory in Wawa, Ontario, by Island Gold staff.

In 2012, a new and more functional coreshack was built near the old one on the Island Gold Mine site.

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1.16.	Mineral Reserve and Mineral Resource Estimates

Proven and Probable Reserves at Island Gold were increased by 206%, net of 2015 mining depletion. As of December 31, 2015, total Proven and Probable Reserves at the Island Gold Mine were 561,700 gold ounces, of which 485,000 ounces, are located in zones below –400 metres. This compared to the Proven and Probable Reserves of 183,750 gold ounces at the end of December 2014. The updated Reserve estimate reflects the 50,089 metres of delineation drilling completed during the year, which successfully replaced Reserves that were mined during the year and enabled the conversion of nearly 80% of the resources from the Lower C Zone that were included in the 2015 Preliminary Economic Assessment (“PEA”). Proven and Probable reserves at December 31, 2013 were 143,500 ounces of gold. Please refer to the detailed Mineral Reserve & Resource table on page 54.

The estimated Measured and Indicated Resources of Island Gold Mine totalled 71,700 ounces of gold at December 31, 2015, which includes 52,700 ounces of gold within the lower extension below –400 metres. The estimated Measured and Indicated Resources of Island Gold Mine totalled 219,050 ounces of gold at December 31, 2014, which included 154,200 ounces of gold within the lower extension below –400 metres. Measured and Indicated resources at December 31, 2013 totalled 233,350 ounces of gold. Measured and Indicated Resources are exclusive of Reserves.

Estimated Inferred Resources were 768,050 ounces of gold at the end of 2015, with the extension below -400 metres encompassing 669,350 of these ounces. This compares to Inferred Resources of 1,002,750 ounces of gold at the end of 2014, which included 919,950 ounces in the deeper extension of the mine. This also compared to Inferred resources of 1,037,350 ounces of gold at the end of 2013.

Capping of the Lower C Zone is 95 g/t. At the end of 2014, capping was reduced from 95 to 70 g/t Au for the B Zone and from 40 to 31 g/t Au for the D, D1 and E1E zones following a new statistical review.

Roscoe Postle Associates Inc. (RPA) were retained to review and audit the Island Gold Mineral Reserve and Resource estimates.

Mineral reserve and mineral resource estimates were realized on December 31, 2015 by Raynald Vincent, P. Eng., M.G.P., and Jean Bastien, P. Eng. MBA, employees of the Corporation, who are qualified persons under NI 43-101. Factors and parameters used in the determination of the mineral reserve and mineral resource estimates are based on the knowledge of the employees of the Island Gold Mine as of December 31, 2015.

The mineral reserve and mineral resource estimates were carried out in accordance with NI 43-101 recommendations and regulations. Mineral resources and reserves were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) classification and adopted by the CIM Council on December 11, 2005. All standards generally accepted in the mineral industry as well as NI 43-101 recommendations and CIM regulations for both mineral resource and reserve estimates have been fully complied with.

The source data and parameters used in the resource estimation correspond to knowledge acquired and best estimates as of December 31, 2015. Budget costs used in the evaluation are based on estimated and actual data, taking acquired experience into account.

xi)	Mineral Reserve Estimates

General

The database and the parameters used to estimate the mineral reserves are based on the results from 2015, the forecast for 2016 and information available as at December 31, 2015. The technical parameters were reviewed by Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration, an employee of the Corporation. Thus, both the dilution and the ore-recovery factors by mining methods used in the reserve estimate are based on mining methods. All these factors and parameters will be updated on an annual basis in order to account for changes in mining operations.

The conversion of mineral resources to reserves is based on economic studies. As per NI 43-101, only mineral resources in the Measured and Indicated categories can be used to establish the estimate of mineral reserves.

xii)	Technical Parameters

The main parameters used to estimate mineral reserves and mineral resources as at December 31, 2015 are as follows:

  A cut-off grade of 4.00 g/t Au estimated using a gold price of CAN$1,300 per ounce and an exchange rate of CAN$1.2037/US$1.00;

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  Grades were capped at 75 g/t Au for all zones, with the exception of Island Gold lower zones: 95 g/t for the C, 70 g/t for the B, 40 g/t for the G and G1 and 31 g/t for the D, D1 and E1E;

  A minimum true thickness of 2.0 metres based on the mining method (longitudinal long holes);

  An average rock density of 2.82 t/m3 is defined, 2.80 t/m3 for Island Gold lower zones;

  Ore mining recovery: 95% for designed stopes - pillars between stopes have been excluded;

  External dilution: an average dilution rate of 19% of waste at a grade of 0.5 g/t Au is assumed for stopes. A dilution rate of 30% at a grade of 0.5 g/t Au is assumed for development;

  Excluded mill recovery of approximately 96%.

xiii)	Estimation Methods

At the Island Gold Mine, the Gemcom GEMS 6.7 software was used to prepare the resource estimation. The reserve and resources estimates were calculated following two distinct methods. Reserve estimation was done with block model using an inverse distance to the power 2 calculation for Island Main, Lochalsh and Goudreau sectors and also Island Gold lower D, D1, E1E, G and G1 zones. Ordinary Kriging has been used for Extension 1 and 2 as well as for Island Gold lower C and B zones. The polygonal method was used for Extension 3 resource estimation.

Regardless of the methods used, composites were established by the geological department for each drill hole and underground development face. The diamond drill hole composites were determined following an interpretation on vertical cross-sections and horizontal plans while the development composites were interpreted using the face mapping and assay results of each development face. Once individual composites were determined, each one was tagged in the database according to their individual zone name. Individual pierce points were generated on longitudinal sections for each zone. These longitudinal sections are a representation of an average plane through each mineralized zone.

For the polygonal method, construction of the polygons is completed on longitudinal sections. An area of influence of 20 metres was determined for the development composite and the diamond drill holes. A 10 metre influence was used on the lateral extremities of the development composite to limit their influence. When all polygons are generated, a combination of the development and drill hole pierce points is created. After the ore block limits are determined and the grade and tonnes of each reserve block are calculated, specific dilution and ore recovery are factored into the final reserve estimate.

All the geo-scientific data collected at the Island Gold Mine are entered into a Gemcom database. Internal procedures have been prepared in order to validate the information in the database. All this work is performed by the Island Gold Mine geology department and all steps, from data entry to layout drawings, follow strict and established procedures, including crosschecks to ensure full validity. Access to all databases is restricted to selected personnel in order to ensure complete integrity.

xiv)	Cut-off Grade

The cut-off for stopes was established at 4.00 g/t Au. This cut-off was calculated using, among other things, 2015 production costs and anticipated 2016 production costs.

xv)	Reserve Classification

More detailed descriptions regarding classification of mineral reserves at the Island Gold Mine are set out below.

Proven Mineral Reserves

Ore development was completed above, below or on both levels of the ore block. If only one level was developed, a minimum drill spacing of 20 metres was necessary to confirm the vein continuity. An economic study was done by the engineering department of the Island Gold Mine to validate the block as reserves.

Probable Mineral Reserves

No development was done above or below the ore block. Since the information from the ore development was lacking, a maximum drill hole spacing of 20 metres center to center was necessary to validate the vein continuity inside the ore block. Economic study was done by the engineering department of the Island Gold Mine to validate the block as reserves.

Dilution of 19% and mining recovery rates of 95% are included in the reserve estimation.

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Reserve Table

As of December 31, 2015, the mineral reserves of the Island Gold Mine are estimated at:

Reserve Categories	Tonnes	Grade	Au1
	(metric)	(g/t Au)	(oz)
Proven	97,000	7.00	21,800
Proven (below -400 m)	266,500	7.72	66,100
Probable	248,000	6.88	54,900
Probable (below -400 m)	1,504,000	8.66	418,900

Total (Proven + Probable)	2,115,500	8.26	561,700
[1]	Before mill recovery of 96%.

As of December 31, 2015, the mineral reserves at Island Gold were 561,700 ounces of gold, calculated using a long-term gold price of CAN$1,300 per ounce, an exchange rate of CAN$1.2037 = US$1.00, and an expected mine life of approximately seven years.

xvi)	Mineral Resource Estimation

Mineral Resource Classification

Indicated Resources: A maximum drill hole spacing of approximately 20 metres center to center is required to have a good control on the vein continuity, especially if no development has been done above or below the ore block. No economic feasibility study was done on the resource block. This last parameter differentiates these blocks from the Probable reserve blocks.

Inferred Resources: These blocks are represented by zones interpreted with a wide hole spacing or by isolated drill holes, with zones interpreted to be the continuity of the known mineralized zones. No economic feasibility study was done on the resource blocks as drill spacing is too sparse to warrant one.

Resource estimation of the Island Gold lower zones:

The C Zone, as well as the other parallel zones that are being defined at depth, are typical of the Island Gold Mine mineralization with decimetre-size grey quartz veins, which often contain visible gold, inside plurimetric altered zones with disseminated pyrite.

Mineral resources were estimated by 3D block modeling (with block dimension of 10 metres x 10 metres x 4 metres) with Gems software and using 2 metre composites, composite less than 0.75 m were discarded.

For the C and the B zones, grade estimation was done by Ordinary Kriging using parameters that have been defined with a variographic study done on the C Zone. For all the other zones, grade estimation was done using an inverse squared distance weighted interpolation. A minimum of 2 composites and a maximum of 20 composites (within an ellipsoidal search ellipse of 60 metres x 60 metres x 40 metres) were used for the interpolation.

A density of 2.80 t/m3 was used for the tonnage calculation of all the lower zones, which is based on one URSTM laboratory measurement completed on a composite sample of four C Zone core intercepts (a density of 2.82 t/m3 is presently used at the Island Gold Mine).

Mineral resources were estimated using a minimum average grade of 4.00 g/t Au inside the modeled mineralized zone. This cut-off is based on a gold price of US$1,080 per ounce, and an exchange rate of CAN$1.2037 = US$1.00. The mineral resource area was cut into the C Zone wireframe using an extrapolation of approximately 30 metres from drill hole intercepts, while an extrapolation of about 20 metres was used for the other zones. All the blocks inside the clipped wireframes are accounted for in the mineral resource. Inside the mineral resource area, the drill spacing average is approximately 50 metres although there are some areas with a larger spacing and some with tighter spacing.

A large portion of the lower C Zone, where delineation and definition drilling and drifting have been completed, is now classified as reserves. The other portions of the C Zone resources, as well as the totality of the resource blocks in the other zones, have been categorized as inferred.

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Table of Mineral Resources

As of December 31, 2015, the Mineral Resources of the Island Gold Mine are estimated at:

Resource Categories[1]	Tonnes[2]	Grade[2]	Au
	(metric)	(g/t Au)	(oz)
Measured	7,500	5.80	1,350
Indicated	235,500	6.96	52,700
Indicated[3] (below -400 m)	105,500	5.20	17,650

Total (Measured and Indicated)	348,500	6.40	71,700

Inferred	412,500	7.44	98,700
Inferred[3] (below -400 m)	2,402,500	8.67	669,350

Total Inferred	2,815,000	8.49	768,050
[1]	Mineral Resources presented are exclusive of Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
[2]	Tonnages and grades of these resources do not include any dilution and have not been corrected with a mining recovery factor.
[3]	Underground Mineral Resources established for the C Zone and six other lateral zones below a vertical depth of -400 metres.

1.17.	Mining Operations and Metallurgy

The extraction method is by longitudinal long holes with a maximum panel length fixed by a hydraulic radius of 4.5.

The Island Gold ore is hauled by truck to the Kremzar mill located at an approximate distance of 0.8 km from the portal of the ramp. The Kremzar mill is a traditional gold recovery mill using a conventional Carbon in Pulp (“CIP”) process, with circuits for crushing, grinding, gold cyanidation and carbon-in-pulp and two electrowinning (“EW”) cells.

Gold recovery of the CIP circuit at the Kremzar mill is approximately 96%.

B.	Quebec Division

1.	Beaufor Mine, Val-d’Or, Quebec, Canada

1.1.	Location and Property Description

The Beaufor Mine property along with other adjacent properties such as Pascalis, Perron, Colombière, Courvan and Perron Blocks 2 and 3, are located approximately 20 kilometres northeast of the town of Val-d’Or, in the Abitibi-East county, in the Province of Quebec.

1.2.	Description of Mining Rights

The property, which contains the mineral reserves and resources of the Beaufor and W Zone mines, consists of a series of adjacent mining rights subdivided into three projects: Perron, Beaufor, and Pascalis. Another group of properties adjacent to the mine includes the Courvan project (containing the past producing Bussière Mine), the Colombière project and the Perron Block 2 and Block 3 projects.

Property	Number of	Area	Expiration date
	mining titles	(ha)
Beaufor	1	112.91	Mining concession 280PTA: 01/31/2016
Colombière	10	226.90	Claims expire on 04/05/2017
Courvan	33	1,106.91	Mining concession 295 and 280PTB: 01/31/2016 and 31 claims expire on 03/04/2017
Pascalis	1	37.50	Mining Lease BM 750: 06/02/2016
Perron	12	261.99	2 mining leases BM 858: 03/11/2023 and BM 1018: 09/16/2033 and 10 claims expire on 05/04/2017
Perron Blocks 2 and 3	8	164.96	Claims expire 11/23/2016
Total	65	1,911.17

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All of these claims are expected to be renewed before the anniversary date by applying excess credits available or by the execution of the required works. For the mining leases, taxes are paid to the government every year and for mining concessions, geological work is performed to keep them in good standing. Richmont Mines has an internal procedure and an external control to insure appropriate follow up regarding claim expiry dates. One isolated claim, Perron Block 4, was allowed to lapse as it was not viewed as prospective and no work was conducted on the block. All the other mining claims, mining concessions and mining leases were in good standing in 2015 and are expected to remain so in 2016. A detailed list and map of locations can be found in the Technical Report for the Beaufor Mine as of December 31, 2015 which will be filed on March 24, 2016 under the Corporation’s profile on the SEDAR website at www.sedar.com.

1.3.	Ownership of Mining Rights

All the mining titles of the Beaufor property are held by Richmont Mines.

1.4.	Mining Royalties

All the Beaufor division’s properties are subject to the payment of royalties and financial contractual obligations. Details can be found in the Technical Report for the Beaufor Mine as of December 31, 2015, which will be filed on March 24, 2016 under the Corporation’s profile on the SEDAR website at www.sedar.com.

Beaufor Property (Royalty payable on 50% of the production)

The Beaufor production is subject to a quarterly royalty payment to Hecla Mining Company (formerly Aurizon Mines Ltd):

Gold Price (US$/oz)	Royalties per ounce on 50% of ounces produced
<300	CAN$0.00
300– 325	CAN$17.00
325– 350	CAN$18.50
350– 375	CAN$20.00
375– 400	CAN$22.50
400– 500	CAN$24.00
>500	CAN$30.00

Perron Property and Perron Block 2 (payable on 100% of the production)

The Perron property is subject to a quarterly royalty payment to Hecla Mining Company (formerly Aurizon Mines Ltd):

Gold Price (US$/oz)	Royalties per ounce produced
<300	CAN$0.00
300– 325	CAN$17.00
325– 350	CAN$18.50
350– 375	CAN$20.00
375– 400	CAN$22.50
400– 500	CAN$24.00
>500	CAN$30.00

Perron Block 3

The Perron Block 3 property is subject to a 2% NSR payable to Northwest Gold Corporation (“Northwest”). The Northwest NSR is payable when the gold price is higher than US$300 per ounce.

Pascalis (payable on 100% of the production)

The Pascalis property is subject to a 25% NPI royalty payable to New Pascalis Mines Limited.

Colombière (payable on 100% of the production)

The Colombière property is subject to a 2% NSR payable to IAMGOLD Corporation (formerly Cambior Inc.).

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1.5.	Environmental Obligations and Permits

Over 75% of the development waste material is either hoisted or trucked from the underground mine to the surface and placed in a waste dump. The waste rock is not acid generating and does not require any particular environmental measures.

The latest revision of the closure plan was submitted in February 2014 in collaboration with ROCHE engineering firm and approved by the Ministère de l’Énergie et des Ressources naturelles (“MERN”) November 6th, 2014. The next revision must be submitted no later than February 27th, 2019. The total closure cost estimate is CAN$790,100 and only includes the Beaufor Mine site. Camflo Mill is an independent entity that has its own separate closure plan. As of December 31, 2015, Richmont has provided a financial security for the closure costs of the Beaufor Mine site totaling CAN$595,006 to the Québec MERN. The final payment is expected to be made on November 6th 2016.

The Corporation is of the opinion that all necessary permits and authorizations have been requested and obtained.

1.6.	Infrastructure

Two active mine shafts are located on the Beaufor Mine site: the Perron No. 5 shaft is currently used for hoisting and the Pascalis shaft is used for the ventilation air intake. A raise between the 1,250 level and surface is used as an escape way. A ramp collar is located 350 metres southeast of the Perron shaft. The ramp provides access to the 350 Zone to the west.

A series of buildings have been erected including warehouses, workshops, garages, core shack and offices.

There are no milling or tailings activities on site.

The waste pad is permitted for a maximum capacity of 880,000 tonnes and currently holds 560,000 tonnes. The waste rock is non-acid generating.

The settling pond has a maximum usable volume of 3,335,000 litres and is sufficient for the mining activities.

There were a total of 129 employees and 29 independent contractors as of December 31, 2015 active at the Beaufor Mine.

1.7.	Location of Mineralized Zones

The mineralized zones, including the mineral reserves and mineral resources, underground infrastructure and the waste pad are located on mining concession 280 PTA of the Beaufor property, mining lease 750 of the Pascalis property and mining leases 858 and 1018 of the Perron property.

1.8.	Accessibility

The mines can be accessed from Highway 117 by going east from Val-d’Or to the Perron Road, and then north towards the village of Perron. The mines can also be accessed by using the secondary road 397 from Val-d’Or to Val-Senneville, and then going south on Paré Road to the village of Perron.

1.9.	Climate

The average annual precipitation is approximately 914 mm, with the highest level of precipitation occurring in September (approximately 102 mm). Snowfalls occur between October and May, with the greatest amount of snowfall occurring between November and March. The monthly average for that period is about 50 mm (expressed in mm of water).

The average daily temperature in Val-d’Or is 1.2° C, which is slightly above freezing. The average temperature for July reaches 17.2° C, while in January the average temperature falls to –17.2° C. The lowest temperature measured was -43.9° C and the highest temperature measured was 36.1° C. Although the temperature of the area is below the freezing point an average of 209 days per year, mining operations are not affected by the climate.

1.10.	Local Resources and Infrastructure

The area is well served by existing infrastructure and human resources. The population of the town of Val-d’Or is approximately 32,000 people. The town is accessible from the national road network and commercial flights are available daily at the local airport. The town also hosts an appropriate base of suppliers and manufacturers for the mining industry.

A railroad is located a few km to the south of the property and power is supplied by Hydro-Québec.

The ore from the Beaufor Mine is hauled by truck to the Camflo Mill located at an approximate distance of 49 km from the mine site. Waste rock is stored on site.

Skilled administrative personnel, technicians, geologists, mining engineers and experienced miners are available in the area.

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1.11.	Physiography

The regional landscape is typical of the Abitibi lowlands, with its small rolling hills and widespread swamps, and its mixed forests of broadleafs and conifers. The forest cover is relatively young, as a forest fire devastated the area in 1942. The elevation is approximately 300 metres above sea-level.

1.12.	Exploration History

Intermittent exploration fieldwork has been conducted on the Beaufor property since the 1930s. Following a development period, Aurizon Mines (50%) and Louvem (50%) started commercial production at the Beaufor Mine in January 1996. In August 2000, Aurizon Mines stopped mining operations at the Beaufor Mine. In spring 2001, Aurizon Mines transferred the mining rights of the Perron, Beaufor, Pascalis, Colombière and Courvan properties to Richmont Mines for an amount of CAN$1.8 million. In September 2001, Richmont Mines undertook construction work to secure the stability of the crown pillar and commercial production resumed at the Beaufor Mine jointly with Louvem in January 2002. In March 2010, the Beaufor Mine reached the notable historical production milestone level of 1,000,000 gold ounces over its mine life. In June 2010, Richmont Mines acquired all of the issued and outstanding shares of Louvem not already owned by Richmont Mines. As a result of this transaction, Richmont Mines owns a 100% interest in the Beaufor Mine and has assumed ownership of all Louvem properties.

1.13.	Geological Setting

i)	Regional Geology

The mining town of Val-d’Or is located in the southeastern part of the Abitibi greenstone belt formed of Archean volcanic and sedimentary rocks of the Superior Province. The mining camp of Val-d’Or is located in the Malartic area, which is comprised of a volcanic pile including ultramafic, basaltic and rhyolitic flows. The Bourlamaque granodiorite intrusion hosts significant gold concentrations, namely at the Beaufor Mine.

ii)	Beaufor Mine Geology

The Beaufor, Perron, Pascalis, Colombière and Courvan properties belong to the same gold-bearing hydrothermal system with a similar geometry. The Beaufor deposit is included in the Bourlamaque granodiorite. Gold mineralization occurs in veins associated with shear zones that moderately dip south. The mineralization is associated with quartz-tourmaline veins resulting from the filling of shear and extension fractures. The gold-bearing veins show a close association with mafic dykes intruding on and undercutting the granodiorite. The dykes seem to have influenced the structural control of the gold-bearing veins.

iii)	Mineralization

Gold-bearing veins at the Beaufor Mine consist of quartz-tourmaline-pyrite veins, typical of Archean epigenetic lode gold deposits, that cross-cut the Bourlamaque Batholith. Mafic dykes that predate the mineralization are associated with shear-hosted gold-bearing veins. Shallowly dipping extensional gold-bearing veins are commonly observed at the Beaufor Mine. Shear zones striking N70o and dipping steeply to the southwest control the opening and gold enrichment of veins.

All the gold-bearing veins are contained in a strongly-altered granodiorite in the form of chlorite-silica forming anastomosing corridors of 5 m to 30 m in thickness. The veins at the Beaufor Mine form panels of more than 300 m in length by 350 m in height. The thickness of the veins varies from 5 cm to 5 m. The zones are limited by the Beaufor fault (N115o/65o-75o) at 380 metres from the surface and by a parallel system of shears (N70o/sub vertical).

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1.14.	2015 Results

i)	Operating results

Beaufor Mine

	2015	2014	2013

Gold Produced
Tonnes	125,447	115,573	124,570
Head grade (g/t)	6.64	6.86	5.89
Gold recovery (%)	98.6	97.9	97.8
Ounces produced	26,411	24,959	23,076

Revenues	39,714	33,624	32,669

Gold Sold
Ounces sold	26,875	24,006	23,028
Average selling price	1,474	1,399	1,417
Cash cost per ounce	995	946	1,082
AISC per ounce	1,216	1,024	1,186

Average selling price (US$)	1,153	1,267	1,376
Cash cost per ounce (US$)	778	856	1,051
AISC per ounce (US$)	951	927	1,152

Sustaining costs	5,942	1,880	2,392
Project and non-sustaining exploration costs	340	1,733	1,929

In 2015, total tonnes milled increased by 9% to 125,447 as compared to 115,573 tonnes milled in 2014. The higher tonnes were offset by slightly lower grades, resulting in a 6% increase in gold production as compared to the prior year (26,411 ounces versus 24,959 ounces). Cash costs per ounce increased by 5% to CAN$995 from CAN$946 a year earlier, largely due to higher waste development and higher milling costs allocated from Camflo Mill, as the mill processed fewer tonnes during the year. AISC per ounce increased by 19% to CAN$1,216 from CAN$1,024 in the prior year due to higher sustaining exploration costs, higher sustaining capital for Q Zone development and higher capital at the Camflo Mill, which are recorded within the Beaufor Mine AISC per ounce.

For 2014, a total of 115,573 tonnes of ore were processed from the Beaufor Mine at an average grade of 6.86 g/t for an annual production of 24,959 ounces. This compared to tonnage of 124,570 at an average grade of 5.89 g/t, and gold production of 23,076 ounces in 2013. Cash costs at the Beaufor Mine for the 12 months of 2014 decreased 13% to CAN$946 (US$856) from the prior year’s level of CAN$1,082 (US$1,051), which was primarily a function of the improved grade.

ii)	Exploration

Proven and Probable Reserves at the Beaufor Mine property increased to 63,850 gold ounces at December 31, 2015, a 95% increase over the 32,750 gold ounces at December 31, 2014. There was an increase of 31,100 ounces, net of depletion. The conversion to reserves from the Q Zone accounted for 80% of the reserves increase.

Measured and Indicated Resources at the Beaufor Mine property decreased to 171,900 ounces of gold at the end of December 2015 versus 189,850 ounces of gold at the end of 2014, and 188,500 ounces of gold ounces of gold at the end of 2013. Inferred Resources decreased to 28,000 ounces of gold from 155,600 ounces at December 31, 2014 mainly as a result of a change in the estimation parameters and the conversion of most of the Q Zone’s resources in reserves. As at December 31, 2013, the mine had inferred Resources of 189,200 ounces of gold.

With the approval of the exploitation of the Q Zone, the mine life of Beaufor has been extended to more than 2 years. The Beaufor mining history suggests a strong potential to extend the mine’s life beyond that period. Mine site exploration is now focused on three fronts: 1) expand Q Zone at depth and westward along strike, 2) build new resources in the upper mine, particularly in the extension of the old Perron Mine and 3) test the previously discovered deep R Zone for continuity from the new Q Zone infrastructure.

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In 2015, the Corporation conducted a surface drilling campaign on the southern part of the Beaufor property near the northern boundary of the Courvan property. Ten holes were completed during summertime for a total of 5,968 metres. Drilling demonstrated that the geological context prevailing at the Beaufor deposit extend 1.2 km to the south. The same key lithological units (chloritized granodiorite,dioritic dykes and ductile shear zone) were recognized during core logging. Several significant quartz veins within altered granodiorite were encountered at depth varying between 50m and 450m, however those structures were barren.

iii)	Drilling

At Beaufor Mine, most of the drill holes are planned on vertical cross-sections in order to undercut the shear veins at right angles. Drilling programs are sub-divided into two main categories:

  Exploration drilling using a 40 to 80 metre by 40 to 80 metre grid;

  Definition drilling based on a 10 to 20 metre by 10 to 20 metre grid.

Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Beaufor Mine. Underground drill holes are LTK48 (35.6 mm) and BQTK (40.7 mm) calibre. The core recovery is better than 90%, including the fault zones where the RQD (“rock quality designation”) is more than 75%. Detailed descriptions of the drill core are prepared in accordance with established Beaufor Mine guidelines by experienced and qualified personnel.

The Corporation is planning 15,540 metres of definition drilling and 24,480 metres of exploration drilling at the Beaufor Mine in 2016.

No drilling is planned on the Colombière and Courvan properties.

iv)	Sampling

Sampling of the rock mass is performed using drill cores and blasted rock. Results of the drill core analyses as well as the grades of ore samples taken in the car wagon are taken into account for mineral reserve estimation. The weight of each sample is around 0.5 kg per 5 tonne wagon. For development purposes, the weight of each sample is around 0.5 kg per 12-15 tonnes of blasted rock. There are currently no face-sampling “chips” taken at the Beaufor and W Zone mines.

In definition drill holes, samples are collected between 0.5 m and 1 metre intervals, and frequently include both vein material and wall rocks, since veins are often less than 1 metre thick. Core recovery is over 90%. The entire core is then analyzed at the chemical assay laboratory.

For exploration holes, the length of the sample varies from 0.5 to 1 metre. The core is sawed in half using a core saw. The recuperation of core is over 90%.

v)	Assays

ALS Minerals Laboratories in Val-d’Or was selected to analyze the samples from the Beaufor Mine. This laboratory is certified ISO 9001-2000 for the Supply of assays and geochemical analysis services by QMI, an ISO certification firm.

The step-by-step procedure for sample analysis is briefly described as follows:

  Upon receipt of sample bags, all sample numbers are verified and entered into the Laboratory Information Management System (LIMS), a sample tracking system used by the laboratory;

  Samples are dried and crushed to 70% passing 2 mm using a jaw crusher. A representative sub-sample weighing 250 to 300 g of the –2 mm fraction is prepared using a “Riffle Jones” splitter. The sub-sample is then pulverized to 85% passing –200 mesh using a ring pulverizer;

  Samples are then analyzed by fire assay with gravimetric finish using 30 g per sample.

vi)	Quality Control

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The laboratory’s quality control program, at different steps of the process, includes:

  Crushing, pulverizing, weighing: daily monitoring;

  Fire assay: 1 blank, 2 standards and 3 duplicates are inserted in each batch of 84 samples.

A second quality control program established at the Beaufor Mine involves the insertion of blanks and standards.

Furthermore, rejects for all samples exceeding 10 g/t Au and less than 100 g/t Au are systematically re-assayed.

vii)	Security of Samples

Samples are gathered in plastic boxes by the Beaufor Mine geological personnel and stored in a core shack. The samples are collected by the laboratory staff and brought to the laboratory directly. Historical production and milling data indicate reliability of the laboratory results. When there is doubt as to the location of a sample, the sampling number or any other anomaly, the data is not used for resource estimation.

1.15.	Mineral Reserve and Mineral Resource Estimates

In 2015, the mineral reserve and mineral resource estimates for the Beaufor Mine were performed by Jessy Thelland, P.Geo. and Louis Nkoy, P.Eng., employees of Richmont Mines and qualified persons pursuant to NI 43-101. The methodology and procedures for mineral resource and reserve estimates have been adopted from a study completed in 2006 by Golder Associates, an independent firm. The database, factors and parameters used in the determination of the mineral reserves and resources are based on the available information as of December 31, 2015. However, these parameters are revised on an annual basis in order to take into consideration the experience gathered from the current mining operation.

The mineral reserve and resource estimates are carried out in accordance with NI 43-101. Mineral resources and reserves are classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification as adopted by the CIM Council on August 20, 2000. All standards generally accepted in the mineral industry as well as NI 43-101 requirements and CIM regulations for both mineral resource and reserve estimates have been fully complied with in this study.

A composite table of grades has been prepared for resource modelling based on the current geological interpretation of each of the drilling sections, which are 10 metres apart. The composite values were arranged by zones of economic interest, which allowed for the construction of distinct longitudinal sections for each zone. Each drilling section was projected onto the longitudinal sections, which made it possible to estimate the mineral resources. For the drill holes, the gold assays value was cut at 68.5 g/t Au. A maximum value of 16.5 g/t Au is used for the reserve blocks. The blasted rocks were cut at 16.50 g/t Au for all the zones. A density factor of 2.75 t/m3 is applied to evaluate the tonnage.

All the geo-scientific data collected at the Beaufor Mine is grouped into two main databases. Internal procedures have been prepared in order to validate the information in the databases. All the work performed by the Beaufor Mine geology department, from data entry to layout drawings follows strict and established procedures, including crosschecks to ensure full validity. Access to all databases is restricted to selected personnel in order to ensure complete integrity.

i)	Mineral Reserve Estimates

The database and the parameters used to estimate the mineral reserves are based on past mining experience and the information available as of December 31, 2015. The parameters were reviewed and modified by Golder Associates in 2006. Thus, both the dilution and the ore recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2015. All these factors and parameters are updated on an annual basis in order to account for changes in the mining operations.

The conversion of mineral resources to reserves is based on economic feasibility. An economic study is done for each resource block or group of resource blocks, and if positive, the resource can be converted into reserve. As per NI 43-101, only mineral resources in the Measured and Indicated categories can be used to establish the estimate of mineral reserves.

The budgeted costs used are based on actual and historic data of the mining operation and are updated to reflect actual experience and any changes in the prevailing economic situation.

ii)	Technical Parameters

The basis and the parameters used for reserve estimation are given in the following sections.

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iii)	Mining Methods

The two major underground extraction methods currently used at the Beaufor Mine are the room and pillar and long hole methods, while only the long-hole mining method has been used at the W Zone Mine.

iv)	Room and Pillar Mining Method

  Geometry: stope width of 6 metres in the plane of the vein with in-stope pillars of 2.5 metres x 2.5 metres;

  Maximum dip of vein: 40°;

  Ore mining recovery: 80% used in the economic evaluation;

  Internal dilution: the ore block is designed with a true thickness of 2.4 metres. The drilling intercepts are projected to the same lengths. The minimum mining width is 2.4 metres. The dilution grade is assumed to be 0 g/t Au;

  External dilution: a dilution of 5% at a grade of 0 g/t Au is added in the determination of the economic mineral reserves.

v)	Long Hole Mining Method

  Geometry: maximum panel length of 25 metres;

  Minimum dip of vein: 45°;

  Ore mining recovery: 100% for designed stopes with all pillars between stopes clearly identified during the process of mineral reserve estimation, and 90% for the stopes not yet designed;

  Internal dilution: minimum mining width is 2.4 metres. The drilling intersections are projected to a minimum width of 2.4 metres;

  External dilution: a dilution rate of 10% for waste at a grade of 0 g/t Au is assumed for primary stopes.

vi)	Cut-off Grades

Cut-off grade averages have been calculated based on both developed and un-developed workings for the two major mining methods used at the Beaufor Mine, which are room and pillar and long hole.

The main criteria are as follows:

  No profit margin is built into the estimate;

  Deferred development costs or capital expenditures are not used;

  Only the price of gold is taken into account in the economic calculation;

  The price of gold used was US$1,080 per ounce using an exchange rate of CAN$1.2037:US$1.00;

  Operating costs include fixed costs budgeted for 2016 and variable costs (production and development) based on the results from January to October 2015 for each method.

Results of the cut-off grade study by mining method for both developed and undeveloped underground workings are listed in the following table:

Mining Method	Workings	Cut-off Grade
		(g/t)
Room and pillar	Developed	5.25
Room and pillar	Undeveloped	6.04
Long hole	Developed	4.31
Long hole	Undeveloped	5.10

vii)	Reserve Classification

More detailed descriptions about the classification of reserves at the Beaufor Mine are detailed below.

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Proven Mineral Reserves

At the Beaufor Mine, Proven reserves are based on ore blocks developed from drifts or raises up to a maximum of 8 metres from these openings. The level of accuracy of the economic evaluation in the estimation of reserves is that of a feasibility study.

Probable Mineral Reserves

The mineral reserve estimate in the Probable category is based on an economic study in order to determine the economically mineable part of an Indicated mineral resource. At the Beaufor Mine, Probable reserves extend to a maximum of 10 metres from drilling data. Dilution and mining recovery rates are included in the reserve estimation.

Reserve Table

In accordance with the mineral reserve estimation, the mineral reserves of the Beaufor Mine as at December 31, 2015, are estimated as follows:

Category of reserves	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Proven	35,600	7.31	8,350
Probable	266,500	6.48	55,500

Total (Proven + Probable)	302,100	6.57	63,850

Before mill recovery of 98.0%.

viii)	Mineral Resource Estimation

Mineral Resource Classification

Measured mineral resources at the Beaufor Mine were confirmed by underground excavation and are extended over 8 metres from these openings following the dip of the zone. Indicated mineral resources are defined by drilling using a 10 to 20 metre by 10 to 20 metre grid, whereas Inferred mineral resources are defined by drilling using an 80 metre by 80 metre grid or more. At most, a 20 metre by 20 metre polygon is applied to each drill hole within the area used to calculate the volume of the Indicated mineral resources, and a 40 metre by 40 metre polygon is used in the estimation of inferred mineral resources.

Table of Mineral Resources

The mineral resources at the Beaufor Mine as of December 31, 2015 were estimated as follows:

Resource Category[1]	Tonnes[2]	Grade[2]	Au
	(metric)	(g/t Au)	(oz)
Measured	109,000	5.32	18,600
Indicated	734,000	6.50	153,300

Total (Measured + Indicated)	843,000	6.34	171,900

Inferred	135,000	6.44	28,000
[1]	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
[2]	Tonnage and grades of these resources do not include any dilution and have not been adjusted with a mining recovery factor.

1.16.	Mining Operations and Metallurgy

The two major underground mining methods currently used at the Beaufor Mine are the room and pillar and long hole methods.

Ore from the Beaufor Mine is trucked to the Corporation’s 100% owned Camflo Mill, which is located approximately 49 kilometres from the mine site. The Camflo Mill, with a rated capacity of 1,200 tonnes per day, is a Merrill-Crow conventional type mill with circuits for crushing, grinding, gold cyanidation and precipitation using zinc powder.

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The historic average rate of recovery of the mill is 98% when ore extracted from the Beaufor Mine is milled. No major operating problems have been experienced at this mill and none are anticipated in the near future. The usual maintenance and repairs are carried out when deemed appropriate.

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1.17.	W Zone Mine

There was no gold production from W Zone Mine in 2015, as the operation was closed in the second quarter of 2014.

W Zone Mine

	2015	2014	2013[1]

Gold Produced
Tonnes	-	36,789	23,185
Head grade (g/t)	-	4.25	3.28
Gold recovery (%)	-	97.5	95.1
Ounces produced	-	4,900	2,324

Revenues	-	6,938	3,096

Gold Sold
Ounces sold	-	4,929	2,326
Average selling price	-	1,405	1,328
Cash cost per ounce	-	992	1,441
AISC per ounce	-	1,010	1,961

Average selling price (US$)	-	1,272	1,265
Cash cost per ounce (US$)	-	899	1,373
AISC per ounce (US$)	-	915	1,869

Sustaining costs	-	88	1,209
Project and non-sustaining exploration costs	-	-	-
[1]	Includes only data following the beginning of commercial production on October 1, 2013.

In 2014, a total of 36,789 tonnes of ore were processed from the W Zone at an average grade of 4.25 g/t for an annual production of 4,900 ounces. This compared to 23,185 tonnes at an average grade of 3.28 g/t, and gold production of 2,324 ounces in the prior year. Cash costs at the operation were CAN$992 (US$899) in 2014, versus CAN$1,441 (US$1,373) in 2013, with the decrease reflecting the discontinuation of development costs when operations were closed in the second quarter of 2014.

2.	Monique Mine, Val-d’Or, Quebec, Canada

2.1.	Location and Property Description

The Monique Mine is located 25 km east of Val-d’Or, in the province of Quebec. The property is located approximately 10 km east of the Beaufor Mine and 50 km from the Corporation’s Camflo Mill.

2.2.	Description of Mining Rights

The Monique property consists of 17 claims and 1 mining lease covering a total area of 546.16 ha. More specifically, it covers the northern part of lots 38 to 45 in Range VIII and the southern part of lots 36 to 45 in Range IX of the Louvicourt township.

The mining lease (1012) was obtained on February 14, 2012, from the Ministère de l’Énergie et des Ressources naturelles du Québec, and the environmental certificates of authorization for an open pit operation were received at the beginning of 2013. Open pit mining ended in January 2015, and surface infrastructure was removed during the year. Monique mine is now closed.

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A detailed list and map of locations can be found in the Monique NI 43-101 technical report dated September 13, 2013, and filed under the Corporation’s profile on the SEDAR website at www.sedar.com. All the mining titles were in good standing in 2013, and Richmont expects that they will remain so in the future.

Property	Number of	Area	Expiration date
	mining titles	(ha)
Monique	17 mining claims	446.75	Claims expire between 11/18/2016 and 05/23/2017

	1 mining lease	99.41	Mining lease 1012, expire on 02/13/2032

Total	18	546.16

2.3.	Mining Royalties

As part of Richmont’s successful acquisition of the outstanding 19% interest in the Monique property a 0.38% NSR (Net Smelter Return) royalty was granted to SOQUEM, payable at the time the property reaches commercial production.

Similarly, Richmont Mines assumed existing royalty obligations on 8 of the property’s 17 claims, payable to Exploration Concorde Ltd., and equal to 5% net profit interest. The northern part of five of these claims are now partly covered by the Mining Lease 1012; however the present open pit lies outside of the original limit of these claims.

2.4.	Environmental Obligations and Permits

A closure plan was developed in conjunction with Roche Ltd, Consulting Group, and was submitted to the Ministère de l’Énergie et des Ressources naturelles (“MERN”) on March 18, 2013. Financial guarantees amounting to $947,663 have been submitted to MERN at the end of 2015.

The Corporation is of the opinion that all the necessary permits and authorizations have been requested and obtained.

2.5.	Geological Setting

i)	Mineralization

Gold mineralization on the Monique property is mainly associated with three deformation zones that cross the property with an orientation of 280° and a 75° - 80° dip to the north. Gold mineralization is defined by a network of quartz/tourmaline/carbonate veins and veinlets, measuring 1 cm to 10 cm, with disseminated sulphides in the altered wall rocks. Free gold is frequently observed in the veins. A total of 12 gold zones have been observed on the property over the years, the most promising being the A, B, G and J zones.

The mineralized zones have been defined from surface to a depth of 400 m (in the G and J zones). They vary in width from less than 1 m to almost 20 m. Mineralized lenses extend laterally over few hundred metres. Gold is generally associated with 1% to 5% finely disseminated pyrite, and visible gold is common in the quartz and carbonate veins and veinlets. Albite and fuschite alteration are locally observed.

2.6.	2015 Results

In early January 2013, Richmont announced that it had received the required mining permits for the Monique property. Following the completion of a bulk sample in the second quarter of 2013, and the subsequent completion of the three month pre-production phase, the Monique open pit Mine began commercial production on October 1, 2013. Mining activities were continuous during all the 2014 year.

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i)	Operating results

	2015	2014	2013[1]

Gold Produced
Tonnes	224,673	283,009	60,536
Head grade (g/t)	2.37	2.71	2.35
Gold recovery (%)	96.7	96.0	93.6
Ounces produced	16,580	23,675	4,274

Revenues	26,298	32,663	3,961

Gold Sold
Ounces sold	17,657	23,490	2,976
Average selling price	1,486	1,387	1,328
Cash cost per ounce	782	910	1,290
AISC per ounce	798	958	2,304

Average selling price (US$)	1,162	1,256	1,265
Cash cost per ounce (US$)	612	824	1,230
AISC per ounce (US$)	625	867	2,196

Sustaining costs	277	1,119	3,016
Project and non-sustaining exploration costs	-	2	221

Mining activities at the Monique open-pit ceased at the end of January 2015 as the mine was fully depleted and a low-grade stockpile, at an average grade of 2.37 g/t, was established for future processing. The majority of the stockpile was processed over the balance of the year, with approximately 16,000 tonnes remaining that was processed in January 2016. Total tonnes milled in 2015 were 21% lower as compared to prior year’s tonnage of 283,009. Consequently, gold production of 16,580 ounces in 2015 was 30% lower than 23,675 ounces produced in 2014. Cash costs and AISC per ounce were $782 (US$612) and $798 (US$625) respectively, lower than cash costs and AISC for 2014 of $910 per ounce (US$824) and $958 (US$867) respectively, as mining operations ceased and stockpiles were processed for most part of the year. Non-cash charges of $250 per ounce were included in 2015 cash costs and AISC, relating to mining costs incurred and paid for in 2014, but which were accounted for when the resulting ounces were sold.

A total of 283,009 tonnes of ore were processed at an average grade of 2.71 g/t from the Monique Mine during the 12 months of 2014. This compared to processed tonnage of 60,536 tonnes at an average grade of 2.35 g/t and consequent production of 4,274 ounces in 2013, which included only 3 months of commercial production. Annual cash costs of CAN$910 (US$824) reflect the distribution of costs over a full year of production in 2014, versus the higher cash costs of CAN$1,290 (US$1,230) during the first three months of commercial operation in 2013 as production was being ramped up.

2.7.	Mineral Reserve and Mineral Resource Estimates

The mineral resources and mineral reserves estimate was carried out under the supervision of Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration (Ordre des Géologues du Québec #229), an employee of Richmont. He is a qualified person and member of a professional association as defined by NI 43-101 requirements.

This mineral inventory was realized in accordance with the recommendations and regulations as set by the NI 43-101 committee. The classification of the mineral resources follows the general guidelines as adopted in December 2005 by the “CIM” (Canadian Institute of Mining) council.

An NI 43-101 technical report was completed for the first Reserve estimation of the Monique property on July 1st, 2013, and was filed on SEDAR on September 13, 2013.

i)	Reserve Classification

As at December 31, 2015, the Monique open-pit was depleted with no more Mineral Reserves on the property.

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ii)	Mineral Resource Estimation

The G Zone mineralization continues below the open pit resources, however the grade of the entire envelope is too low to envisage underground mining. A high grade envelope was modelled within the low grade envelope of the G Zone mineralization and another geological block model was built. This block model uses smaller blocks (2 m x 2 m x 4 m), more adapted to underground mineral resource estimation, and was completed only for the G Zone mineralization.

Grade variography was generated and modeled in preparation for the estimation of gold grades of the high grade part of the G Zone. Variography was completed using the 2.0 m down-hole composite data.

Gold grade estimation was completed using the capped 2.0 m composite and Ordinary Kriging interpolation method. Interpolation was done using a multiple pass estimation approach.

For the high grade part of the G Zone, a ramp access originating from the bottom of the pit could be envisaged. A preliminary design was done using the geological block model results. This enabled the definition, on a long section, of areas that could be considered as mineral resources. The limits of these areas were used to clip the high grade geological block model and to calculate the tonnage and gold grade of the underground mineral resources.

With the diamond drill hole spacing of approximately 20 m or less, the underground mineral resources are considered to be in the indicated category. As of December 31, 2015, a total resource of 107,500 tonnes at a grade of 4.88 g/t for 16,850 ounces of gold is estimated.

Resource Category[1]	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)

Indicated	107,500	4.88	16,850
[1]	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Monique Mineral Resources are located underground directly below the open-pit.

2.8.	Mining Operations and Metallurgy

Open pit mining was completed at the end of January 2015. Stockpiled ore was processed at the Camflo Mill in 2015, with the exception of a small amount to be processed early in 2016.

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C.	Exploration Projects and Other Properties

1.	General

Richmont Mines owns or holds interests in many mining properties at different stages of exploration. The following table outlines Richmont Mines’ interest in its exploration properties as at December 31, 2015.

Property	Year of acquisition	Number of Mining titles	Participation[1]
Quebec
Wasamac	1988	4	100%
Camflo Northwest	2005	13	80%
Ontario
Sewell	2002	6	100%
Cripple Creek	2002	27	100%
[1]	The Corporation will be required to pay royalties if some of these properties are brought into commercial production.

The following table presents Richmont Mines’ exploration expenses in 2013, 2014, 2015 and the budgeted estimated amounts for 2016 (in thousands of CAN$).

(in thousands of $)	2016	2015	2014	2013
	$	$	$	$
	Estimated
Exploration costs - Mines
Island Gold	7,300	4,600	771	4,532
Beaufor	1,700	2,679	1,733	1,929

	9,000	7,279	2,504	6,461
Exploration costs - Other properties
Wasamac	140	94	169	1,102
Monique	-	-	2	221
Other	100	32	154	347
Project evaluation	825	521	357	474

Exploration and project evaluation before depreciation and exploration tax credits	10,065	7,926	3,186	8,605
Depreciation	35	41	71	229
Exploration tax credits	-	(532)	515	(959)

	10,100	7,435	3,772	7,875

2.	Francoeur Property, Rouyn-Noranda, Quebec, Canada

The Francoeur Mine was closed on November 30, 2012 and ceased mining operations on March 6, 2013 (within the meaning of federal regulations).

On March 3, 2016, Globex Inc.(“Globex”) announced that it has signed a Binding Letter of Intent with Richmont Mines Inc. wherein Globex will acquire 100% interest in the Francoeur Mine, Arntfield Mine and a large package of mining concessions, mining leases and claims in Beauchastel and Dasserat Townships, west of Rouyn-Noranda, Quebec. Globex has agreed to pay Richmont a 1.5% Net Smelter Royalty (NSR) on a portion of the property that includes the former Francoeur mine and Arncoeur property up to a total of $1,300,000 after which the NSR will be reduced to 0.5% NSR.

As part of the transaction, Globex will transfer title of 11 claims located in Beauchastel Township adjoining the East boundary of Richmont’s Wasamac gold property to Richmont. These claims will be subject to a 0.5% NSR. More details are provided in the March 3, 2016 press release issued by Globex.

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2.1.	Location and Property Description

The Francoeur property is located 25 km west of Rouyn-Noranda, Abitibi, Beauchastel Township, ranges IV and V, lots 1 to 9.

2.2.	Description of Mining Rights

The Francoeur property consists of 16 mining claims, 3 mining concessions and 5 mining leases totalling approximately 505 ha.

Number of mining titles	Area	Expiration date
	(ha)
16 mining claims	170.57	Claims expire between 04/24/2016 and 05/23/2017
3 mining concessions	230.21	Mining concessions 194, 322 and 326: 01/31/2016
5 mining leases	103.95	Mining leases 776, 825, 826 ,849 and 1006 expire between 07/13/2018 and 06/26/2032

24	504.73

All of these claims are anticipated to be renewed before the anniversary date by applying excess credits available or by the execution of the required works. For the mining leases, taxes are paid to the government every year to keep them in good standing. For mining concessions, geological work is performed to keep it in good standing and taxes are paid every year. Richmont Mines has an internal procedure and an external control to insure appropriate follow up regarding claim expiry dates. All the mining claims, mining concessions and mining leases were in good standing in 2015 and are expected to be in good standing for 2016. A detailed list and map of locations can be found in the amended technical report for the Francoeur Gold Property as of August 17, 2012 filed under the Corporation’s profile on the SEDAR website at www.sedar.com.

2.3.	Ownership of Mining Rights

All mining titles on the Francoeur property are held by Richmont Mines.

2.4.	Mining Royalties

There are no royalties or back-in-rights related to any of the mining claims, mining leases and mining concessions.

2.5.	Environmental Obligations and Permits

Following the announcement of the end the mining activities, Richmont Mines stopped mine dewatering on March 18, 2013 and ceased mining operations on March 6, 2013 (within the meaning of federal regulations). The notice of final cessation of mining activities was sent April 4, 2014 to MDDELCC. Richmont has begun the preliminary cleaning and restoration work on this property and awarded a contract to a consultant for the Environmental Site Assessment on May 2014. They made a site assessment based on historical activities (phase I) and made collection and chemical analysis of soil and groundwater samples on the site (phase II). Following these results, decontamination work has begun in 2014 and continued in 2015. At the end of 2015, some contaminated soils are still present below the hoist room. This building will have to be removed in order to complete the rehabilitation.

2.6.	Geological Setting

i)	Mineralization

The ore zones of the Francoeur deposits are generally made up of distinct lenticular and tabular bodies up to one metre in thickness, and form buff or beige coloured bands, called BB bands. All the BB bands are mainly composed of carbonate, albite, pyrite and minor amounts of quartz and rutile, with trace amounts of sericite and gold.

Instead, the gold emplacement apparently developed in the shear zone and is partially related to albitite dikes. The nature of the contacts of gold ore bodies with enclosing mylonitic schist is quite variable.

The BB bands display a wide variety of textures ranging from a foliated micro-breccia, to more common fine grained and very well laminated rock. They contain on average 20 to 40 g/t Au and the grade can reach 50 g/t Au locally. The gold is

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commonly in its native form and is very fine-grained. Gold grains are usually associated with small pyrite crystals, but a proportion is also disseminated in the finely recrystallized carbonate-albite matrix.

2.7.	Mineral Reserve and Mineral Resource Estimates

All the results of the definition drilling done in 2011 and in the beginning of 2012 were used to do the re-estimation of the Francoeur mineral reserve and resource in June 2012. Technical parameters used for this reserve and resource estimation are described in the Technical Report filed on SEDAR on August 17, 2012.

At the end of 2013, there were no more reserves at the Francoeur Mine, as the last tonne of ore was sent to the Camflo Mill in March 2013 and the mine was subsequently closed.

i)	Mineral Resource Estimation

As at December 31, 2012, using a cut-off grade of 4.30 g/t, the Mineral Resources of the Francoeur deposit were estimated as below.

The price of gold used for calculation was US$1,450 per ounce using an exchange rate of CAN$1.00 = US$1.00.

Resource Category[1]	Tonnes[2]	Grade[2]	Au
	(metric)	(g/t Au)	(oz)
Measured	40,000	5.89	7,600
Indicated	280,000	6.55	59,000

Total (Measured + Indicated)	320,000	6.47	66,600

Inferred	18,000	7.17	4,150
[1]	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Underground Mineral Resources established as of December 31, 2012. Francoeur Mine closed in November 2012.
[2]	Tonnages and grades of these resources do not include any dilution and have not been corrected with a mining recovery factor.

3.	Wasamac, Rouyn-Noranda, Quebec, Canada

3.1.	Location and Property Description

The Wasamac property is located approximately 15 km west of Rouyn-Noranda, Quebec, within the heart of the Abitibi gold mining district.

3.2.	Description of Mining Rights

The Wasamac property consists of 3 mining concessions (CM 349, CM 364, and CM 370 for 757.65 ha) and a mining claim (CDC20098 for 1.71 ha) which cover a total area of 759.36 hectares in the Beauchastel township.

3.3.	Ownership of Mining Rights

The Corporation owns 100% of the Wasamac property.

3.4.	Mining Royalties

There are no royalties or back-in-rights related to any of the mining concessions.

3.5.	Location of Mineralized Zones

The main mineralized zones currently known on the Wasamac property are located within the Wasa shear zone. This shear zone runs through the center of the property, and has an east-west orientation and a dip of about 50° to the North.

3.6.	Exploration History

In 2002, Richmont re-activated exploration work on the Wasamac property in an attempt to evaluate the down plunge extension of zones 1 and 2 at depth.

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In 2011, a total of approximately 52,000 metres of drilling was completed on the Wasamac property.

In March 2012, the Corporation announced the results of an independent NI 43-101 compliant Preliminary Economic Assessment (“PEA”) for the Wasamac gold project. According to the PEA which assumed a gold price of CAN$1,350 (US$1,300) per ounce, the estimated total potential mine life would be 14 years with production of 6,000 tonnes per day, and an annual production of 140,000 ounces of gold. The PEA similarly estimated that the total life of mine recovered production would be 1.75 million ounces of gold at an average cash cost of US$688 per ounce, or CAN$46.15 per tonne. The undiscounted cash flows of this project were estimated to be CAN$405 million with an internal rate of return of 7% and a payback of 8 years. This PEA was based on NI 43-101 compliant mineral resource estimates of 556,385 Au ounces of Measured and Indicated resources and 2,130,532 Au ounces of Inferred resources.

Following 2012 drilling results, measured and indicated resources were estimated at 15.2 million tonnes at a grade of 2.86 g/t for 1.4 million ounces of gold and inferred resources were estimated at 18.8 million tonnes at a grade of 2.66 g/t for 1.6 million ounces of gold. In November 2012, Richmont announced that scheduled technical work and permitting efforts would continue as planned in 2013 at Wasamac; however, no additional exploration and development activities would be undertaken on the asset. This decision was made following several months of project optimization studies, which caused Richmont to conclude that alternative scenarios did not currently offer a meaningful economic improvement in the current gold price environment, over the initial Preliminary Economic Assessment outlined in the Corporation’s March 28, 2012 press release.

3.7.	Geological Setting

i)	Mineralization

The Wasa shear zone runs through the centre of the property in an east-west fashion. This shear zone, which trends at an azimuth of 265°, has a 50-60° dip to the north and a maximum thickness of 80 metres. To the west, the shear zone splits into two separate branches and becomes thinner, while to the east, the shear zone weakens as well and displays an average thickness of 25 metres. This shear zone is characterized by the development of a strong mylonitic fabric and an intense hydrothermal alteration which completely destroyed the primary structures and textures of the protolith. Mineral assemblages of rocks within the shear zone consist of chlorite, carbonate, hematite, albite and sericite in the middle of the zone. Gold is associated with a dissemination of fine pyrite in the altered portions of the shear zone.

3.8.	Drilling

i)	2015 Program

One exploration hole has been realised at the end of 2015 to test the extension of a small gold mineralized zone located South of the Wasamac shear zone. This hole was done in order to keep the mining titles in good standing. Only a few gold values were encountered.

3.9.	Mineral Resource Estimates

The mineral resource estimation was carried out by Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines, a member of a professional association and a qualified person as defined by NI 43-101.

The mineral resource inventory was realized in accordance with the recommendations as set by NI 43-101. The classification of the Mineral Resources follows the general guidelines as adopted in December 2005 by the CIM council.

i)	Technical Parameters

The Mineral Resource estimate was done with all the assay results of the 2012 drilling program and after the reception of a re-interpretation of the continuity of the mineralized bodies in the Wasamac shear zone.

The method and parameters used for the resource estimation were as follows:

  Grade estimation was done by ordinary Kriging using parameters based on a statistical study on gold and silver, that has been completed by BSI using the majority of 2012 results.

  Inside the modeled mineralized zones the criteria to define the mineral resource was a minimum of 4 m true width with a minimum average grade of 1.5 g/t of gold. This cut-off was established using a gold price of US$1,450/oz and an exchange rate of 1.00. To calculate the mineral resources inside each zone, lines were traced on a longitudinal

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section (to define blocks with at least a minimum true width of 4 metres and a minimum average grade of 1.5 g/t Au) and used to clip the blocks. Only the blocks inside the line were put into the mineral resources.

ii)	Mineral Resource Estimation

Table of Mineral Resources

Following the Mineral Resources estimation, the Mineral Resources at Wasamac as of December 31, 2012 were estimated as follows:

Resource Category[1]	Tonnes[2]	Grade[2]	Grade	Au	Ag
	(metric)	(g/t Au)	(g/t Ag)	(oz)	(oz)
Measured	3,124,500	2.75	0.02	276,550	2,500
Indicated	12,127,000	2.89	0.71	1,125,700	277,500

Total (Measured + Indicated)	15,251,500	2.86	0.57	1,402,250	280,000

Inferred	18,759,000	2.66	1.73	1,605,400	1,044,000
[1]	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
[2]	Tonnage and grades of these resources do not include any dilution and have not been corrected by a mining recovery factor.

D.	National Instrument 43-101 – Standards of Disclosure of Mineral Projects

Mineral reserve and mineral resource estimations for the Corporation’s material properties were established by “qualified persons” as defined under NI 43-101, and their names are set out in the table below. These reserve and resource estimations were reviewed by Mr. Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines.

Mines	Qualified Persons	Titles
Beaufor Mine	Jessy Thelland, P.Geo. Marc-André Lavergne, P.Eng. Louis Nkoy, P.Eng.	Chief Geologist, Beaufor Mine Manager, Beaufor Mine, Camflo Mill and Monique divisions Chief Engineer
Island Gold Mine	Raynald Vincent, P.Eng., M.G.P. Jean Bastien, P.Eng., MBA	Chief Geologist Technical Services Manager
Francoeur Property	Marc-André Lavergne, Eng. Daniel Adam, P.Geo., Ph.D. Pierre Rivard, P.Geo.	Former Francoeur Mine Manager Vice-President, Exploration Corporate division Former Production Geologist
Wasamac Project	Daniel Adam, P.Geo., Ph.D.	Vice-President, Exploration, Corporate division
Monique Mine	Daniel Adam, P.Geo., Ph.D.	Vice-President, Exploration, Corporate division

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E.	Table of Mineral Reserves and Resources

Richmont Mines 2015 Mineral Reserve and Resource Estimates[1]
	December 31, 2015			December 31, 2014
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)		(metric)	(g/t Au)
Island Gold Mine
Proven Reserves[2] (above -400m)	97,000	7.00	21,800	173,000	6.25	34,700
Probable Reserves[2] (above -400m)	248,000	6.88	54,900	290,500	5.91	55,300
Total Proven & Probable (above -400m)	345,000	6.91	76,700	463,500	6.04	90,000
Proven Reserves[2] (below -400m)	266,500	7.72	66,100	86,000	6.57	18,150
Probable Reserves[2] (below -400m)	1,504,000	8.66	418,900	345,500	6.81	75,600
Total Proven & Probable (below -400m)	1,770,500	8.52	485,000	431,500	6.76	93,750
Total Proven & Probable Reserves[2]	2,115,500	8.26	561,700	895,000	6.39	183,750
Measured Resources (above -400m)	7,500	5.80	1,350	26,000	5.30	4,400
Indicated Resources (above -400m)	235,500	6.96	52,700	269,500	6.98	60,450
Indicated Resources[3] (below -400m)	105,500	5.20	17,650	438,000	10.95	154,200
Total Measured & Indicated Resources	348,500	6.40	71,700	733,500	9.29	219,050
Inferred Resources (above -400m)	412,500	7.44	98,700	369,500	6.97	82,800
Inferred Resources[3] (below -400m)	2,402,500	8.67	669,350	3,178,000	9.00	919,950
Total Inferred Resources	2,815,000	8.49	768,050	3,547,500	8.79	1,002,750
Beaufor Mine[4]
Proven Reserves[2]	35,600	7.31	8,350	53,000	7.13	12,100
Probable Reserves[2]	266,500	6.48	55,500	91,500	7.02	20,650
Total Proven and Probable Reserves	302,100	6.57	63,850	144,500	7.06	32,750
Measured Resources	109,000	5.32	18,600	111,500	5.30	19,000
Indicated Resources	734,000	6.50	153,300	805,500	6.60	170,850
Total Measured & Indicated Resources	843,000	6.34	171,900	917,000	6.44	189,850
Total Inferred Resources	135,000	6.44	28,000	743,000	6.51	155,600
Monique Mine[5]
Proven Reserves[2]
Probable Reserves[2]				14,500	3.16	1,450
Total Proven & Probable Reserves[2]				14,500	3.16	1,450
Total Indicated Resources	107,500	4.88	16,850	107,500	4.88	16,850
Wasamac Gold Property[6]
Measured Resources	3,124,500	2.75	276,550	3,124,500	2.75	276,550
Indicated Resources	12,127,000	2.89	1,125,700	12,127,000	2.89	1,125,700
Total Measured & Indicated Resources	15,251,500	2.86	1,402,250	15,251,500	2.86	1,402,250
Total Inferred Resources	18,759,000	2.66	1,605,400	18,759,000	2.66	1,605,400
Francoeur Gold Property6, 7
Measured Resources	40,000	5.89	7,600	40,000	5.89	7,600
Indicated Resources	280,000	6.55	59,000	280,000	6.55	59,000
Total Measured & Indicated Resources	320,000	6.47	66,600	320,000	6.47	66,600
Total Inferred Resources	18,000	7.17	4,150	18,000	7.17	4,150
Total Reserves and Resources
Proven & Probable Reserves	2,417,600	8.05	625,550	1,054,000	6.43	217,950
Measured & Indicated Resources	16,870,500	3.19	1,729,300	17,329,500	3.40	1,894,600
Inferred Resources	21,727,000	3.44	2,405,600	23,067,500	3.73	2,767,900
[1]	Mineral Resources presented are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
[2]	In 2015, based on a gold price of CAN$1,300 per ounce and an exchange rate of CAN$1.2037 = US$1.00. (In 2014: gold price of CAN$1,300 per ounce and CAN$1.0833 = US$1.00).
[3]	Underground Resources established for the C Zone and six other lateral zones below a vertical depth of -400 metres.
[4]	W Zone and 350 Zone Mineral Reserves and Mineral Resources are included with the Beaufor Mine as at December 31, 2015 and 2014.
[5]	Monique Mineral Reserves are open-pit, and Mineral Resources are located underground directly below the open-pit.
[6]	Underground Mineral Resources established as of December 31, 2012.
[7]	Francoeur Mine closed in November 2012.

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F.	Other Aspects of the Business

1.	Camflo Mill Inc.

The Camflo Mill processed a total of 350,120 in 2015, down 20% from the 435,371 tonnes processed in 2014. This decrease was largely attributable to the reduced tonnage from Monique Mine during the year and from the closing of the W Zone in 2014. Processing levels in 2014 were 37% higher than the 317,038 tonnes processed in 2013 as a result of the contribution of a full year of commercial production from the Monique Mine in 2014, versus only three months of commercial production in 2013.

2.	Environmental Obligations and Permits

The closure plan for the Camflo Mill was approved and revised in 2014 by the Ministère de l’Énergie et des Ressources naturelles (the “MERN”). The revision of the closure plan was submitted to MERN in February 2014 and approved on November 2014.

In 2014, Richmont Mines finalized the long process for obtaining its Industrial Waste Reduction Permit (Attestation d’assainissement), as required by the regulations of MDDELCC. A draft permit was produced by the MDDELCC in the summer of 2014 and this was made public for consultation. Following this process, the attestation was issued on February 19, 2015.

A request for a Certificate of Approval (MDDELCC) was submitted and obtained in 2014 for the collection and treatment of water from a new well in order to provide potable water for domestic use.

The Corporation is of the opinion that all necessary permits and approvals have been sought and obtained.

3.	Gold Marketing and Sales

The profitability of gold mining is directly related to the market price of gold as compared to the cost of production. Gold prices fluctuate widely and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates (specifically the U.S. dollar relative to other currencies), interest rates, global and regional political and economic situations and governmental policies with respect to gold holdings by a nation’s central bank. The demand and supply of gold usually affect gold prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. The amount of gold available for sale includes a combination of mine production, stock and gold bullion held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year account for a small portion of the total available supply of gold, normal variations in current production do not have a significant impact on the supply of gold or its price.

The following table sets out the annual average gold price (London PM fix) in U.S. over the past five years:

(US$)

2011	1,572
2012	1,669
2013	1,411
2014	1,266
2015	1,160

Gold can be sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Richmont Mines is not dependent upon the sale of its gold to any one customer because of the large number of available gold purchasers.

Richmont Mines may occasionally use put and call options on gold, as well as forward sales contracts on gold and U.S. dollars. All such contracts are previously approved by the Corporation’s Board of Directors.

Gold dore bars are transported between the mills and the refinery by commercial armoured trucks. These bars are refined at the Royal Canadian Mint of Ottawa refinery under a service contract at competitive rates. Refined metal is sold on the spot market to commercial bullion dealers (or under forward sales contracts if previously approved by the Corporation’s Board of Directors).

In 2015, 2014 and 2013, Richmont Mines did not enter into any gold derivatives contracts.

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4.	Environment

Richmont Mines’ principal business activities include the production of gold from mining development, extraction and processing of minerals, and mining exploration to maintain and increase its ore reserves. These operations are subject to various levels of control and strict government regulations, such as laws and regulations with respect to activities related to natural resources and the protection of the environment.

Environmental protection legislation applicable to the Canadian mining industry mandates high standards for the reduction or elimination of emissions, deposits, and issuance or release into the environment of contaminants caused by the extraction or processing of ore. In addition, certificates of authorization must be obtained in advance for the construction and commercial operation of a mine, plant, concentrator or refinery, since such types of operations that are specific to the mining industry may result in emissions, deposits, issuance or release of contaminants into the environment or may affect the quality of the environment.

4.1.	Quebec & Ontario

Provincial legislation in Quebec and Ontario in mining matters includes the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The Mining Act provides for the rehabilitation and restoration of lands affected by mining activities. In Ontario, approval for any plan for the rehabilitation and restoration of land affected by a Corporation’s operations is given by the Ministry of Northern Development and Mines (“MNDM”), while in Quebec it is given by the Ministère de l’Énergie et des Ressources naturelles (“MERN”). Corporations must comply with the plan and provide a financial guarantee to that effect.

In Quebec, when a corporation commences mining operations, it must submit its rehabilitation and closure plan before the beginning of its activities. In Ontario, the plan must be approved before the beginning of commercial production; moreover, a local public consultation must also be held.

The Ministries may enjoin a corporation that has already ceased its mining operations on a particular site to perform the rehabilitation and restoration work required by the presence of tailings. In the event that the Corporation does not comply with such requirements, the MRN and the MNDM may have the rehabilitation and restoration work executed by a third party, at the Corporation’s expense.

Richmont Mines does not foresee any specific difficulty in meeting the requirements under the Mining Act (Quebec) and the Mining Act (Ontario).

Richmont Mines holds certificates of authorization issued by the Ministère du Développement durable, de l’Environnement, et de la Lutte contre les Changements Climatiques (the “MDDELCC”) with respect to its mining operations in Quebec (Beaufor Mine, W Zone Mine, Monique Mine and Camflo Mill) and by the Ontario’s Ministry of the Environment for its Island Gold Mine, located in Ontario.

5.	Employees

Richmont Mines offers its employees a compensation package including attractive benefits and a stock-option plan for management. The Corporation employed a total of 435 workers and 393 contractors as of December 31, 2015, versus 373 workers and 212 contractors at December 31, 2014.

The Camflo Mill collective agreement that expired on December 31, 2015 is currently being renegotiated with the Union.

The employees of the Beaufor Mine, Monique Mine and the Island Gold Mine are not unionized and labour relations are satisfactory.

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IV CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information has been derived from the consolidated financial statements included in the Richmont Mines annual report for the year ended December 31, 2015, and should be read in conjunction with these statements and the accompanying notes. This selected consolidated financial information is established in accordance with International Financial Reporting Standards (IFRS).

A.	For the Last Three Fiscal Years

	Years ended December 31
	(thousands of Canadian dollars except per share data)
	2015	2014	2013

Revenues	143,733	132,196	90,213

Net earnings (loss) from continuing operations	6,788	8,182	(33,162)
Net loss from discontinued operation	-	-	(1,098)

Net earnings (loss)	6,788	8,182	(34,260)

Basic earnings (loss) per share
Earnings (loss) from continuing operations	0.12	0.18	(0.84)
Loss from discontinued operations		-	(0.03)
Basic net earnings (loss)	0.12	0.18	(0.87)

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	0.12	0.18	(0.84)
Loss from discontinued operations	-	-	(0.03)
Diluted net earnings (loss)	0.12	0.18	(0.87)

Total assets	207,052	148,771	123,328

Non-current long-term debt	7,264	5,724	5,196

Working capital	47,340	34,837	13,952

Shareholders’ equity	153,602	107,957	86,353

B.	Dividend Policy

The Corporation has not declared or paid any dividends on its common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its current policy is to retain earnings to finance its capital expenditures and exploration programs. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Corporation, taking into account financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

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V CAPITAL STRUCTURE

Richmont Mines’ capital stock is composed of an unlimited number of common shares, with no par value.

Common Shares (in thousands)	2015	2014	2013

Weighted average outstanding	56,936	45,261	39,594
Issued and outstanding as of December 31	58,340	48,276	39,596
Diluted as of December 31	62,345	52,987	44,173
Closing price as of December 31 (TSX) (in CAN$)	4.44	3.69	1.07

The holders of the common shares are entitled to one vote per share at all of the Corporation’s shareholder meetings, to dividends, if and when they are declared by the directors of the Corporation, and to the distribution of the residual assets of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation.

Repurchase of Shares

The Corporation did not repurchase any common shares in 2015.

Omnibus Long-Term Incentive Plan

The Corporation offers a long-term incentive plan that permits the granting of options (“Options”), restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, senior executives and other employees, consultants and service providers providing ongoing services to the Corporation.

Market for securities

The Corporation’s common shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange Market (NYSE MKT) under the ticker symbol “RIC”.

Toronto Stock Exchange (TSX) (CAN$)

2015	Share Volume	High	Low	Close
First quarter	12,158,939	$4.55	$3.51	$4.05
Second Quarter	4,126,744	$4.13	$3.54	$3.98
Third quarter	5,113,986	$4.23	$3.14	$3.73
Fourth quarter	4,734,621	$4.50	$3.56	$4.44
Annual summary	26,134,290	$4.55	$3.14	$4.44

New York Stock Exchange Market (NYSE Market) (US$)

2015	Share Volume	High	Low	Close
First quarter	18,841,449	$3.68	$2.78	$3.20
Second Quarter	7,366,041	$3.44	$2.96	$3.17
Third quarter	8,980,576	$3.26	$2.27	$2.76
Fourth quarter	8,074,382	$3.29	$2.67	$3.21
Annual summary	43,262,448	$3.68	$2.27	$3.21

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VI DIRECTORS AND OFFICERS

Names, municipalities of residence, offices and principal occupations of the directors and executives officers of the Corporation are as follows:

				Number of	Number of
	Office held		Director	shares owned	options held
Name and Municipality of	with the	Principal	or Officer	on March 21,	on March 21,
Residence	Corporation	Occupation	since	2016[1]	2016	RSUs	DSUs
H. Greg Chamandy[4] Westmount, QC, Canada	Director[14]	Business Executive	May 14, 2009	5,016,363[2]	667,000	14,000	47,000
Renaud Adams, Eng.[10] Oakville, ON, Canada	President and CEO	President and CEO of Richmont Mines Inc.	Nov. 17, 2014	70,000	800,000	86,000	-
René Marion, Eng. [4,6] Toronto, ON, Canada	Director	Mining Consultant	Nov. 6, 2013	40,000	33,334	11,000	27,000
Elaine Ellingham, P.Geo., M. Sc., MBA3, 4, 5, 6, Toronto, ON, Canada	Director	Management Consultant	Feb. 4, 2010	34,196	225,000	11,000	18,000
Michael Pesner, CPA, CA3, 5, 6 Montreal, QC, Canada	Director	President, Hermitage Canada Finance Inc.	Nov. 1, 2010	10,000	153,000	11,000	18,000
Peter Barnes, FCPA, FCA, ICD.D3,5,13 North Vancouver, BC, Canada	Director	Retired, Corporate Director	Feb 24, 2016	5,000	100,000	10,000	-
Daniel Adam, P.Geo., Ph.D.[7] Rouyn-Noranda, QC, Canada	Vice- President, Exploration	Vice-President, Exploration of Richmont Mines Inc.	Mar 10, 2008	56,873	88,800	20,267	-
Rosaire Émond, Eng,[8] Val-d’Or, QC, Canada	Vice- President and Chief Operating Officer	Vice–President and Chief Operating Officer of Richmont Mines Inc.	Jan. 13, 2014	-	-	-	-
Nicole Veilleux, CPA, CA9 Rouyn-Noranda, QC, Canada	Vice- President, Finance	Vice-President, Finance of Richmont Mines Inc.	Mar 1, 2006	32,000	159,000	23,667	-
Steve Burleton Toronto, ON, Canada	Vice- President, Business Development	Vice-President, Business Development	Feb 23, 2015	-	100,000	23,800	-
Anne Day Toronto, ON, Canada	Vice- President, Investor Relations	Vice-President, Investor Relations	Sep 15, 2015	-	100,000	10,000	-
Mélissa Tardif Ste-Gertrude-Manneville, QC, Canada	Corporate Secretary	Lawyer at Richmont Mines Inc.	May 9, 2013	708	50,000	2,700	-
[1]	As the Corporation has no direct knowledge of the number of shares controlled by the above-mentioned directors and officers, the information was provided by each of them.

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[2]

Of this number, 961,805 common shares are directly held by Mr. Chamandy. The remaining 4,020,854 and 33,704 common shares are held by Oxbridge Group Inc., an entity ultimately controlled by Mr. Chamandy and Ms. Chantal Condoroussis, Mr. Chamandy’s spouse.

[3]	Member of the Audit Committee.
[4]	Member of the Technical and Corporate Responsibility Committee.
[5]	Member of the Human Resources and Compensation Committee.
[6]	Member of the Corporate Governance and Nominating Committee.
[7]	Mr. Daniel Adam was nominated Vice-President, Exploration on February 25, 2013.
[8]	Mr. Rosaire Émond was appointed Vice-President and Chief Operating Officer on January 13, 2014 and resigned on March 6, 2015.
[9]	Ms. Nicole Veilleux was appointed Vice-President, Finance on September 25, 2014.
[10]	Mr. Renaud Adams was appointed President and Chief Executive Officer on November 17, 2014.
[11]	Mr. Steve Burleton was appointed Vice-President, Business Development on February 23, 2015.
[12]	Ms. Anne Day was appointed Vice-President, Investor Relations on September 15, 2015.
[13]	Mr. Peter Barnes replaced Mr. René Marion on the Audit Committee and the Human Resources and Compensation Committee.
[14]	Mr. Greg Chamandy resigned as Executive Chairman of the Board effective January 1, 2016, but remained as a Director of the Corporation.

The Corporation does not have any other committees other than those mentioned above.

The above-mentioned individuals have held their principal occupation as indicated beside their respective names during the last five years, with the exception of Mr. Rosaire Émond who, prior to January 13, 2014, was Island Gold Deep Project Manager for Richmont; Mr. Daniel Adam, who, prior to February 25, 2013 was General Manager, Exploration at Richmont; Ms. Mélissa Tardif who, prior to May 9, 2013, was Richmont’s Assistant Corporate Secretary and prior to August 8, 2011, was a lawyer in a property management company; Ms. Nicole Veilleux, who, prior to September 25, 2014 was the Financial Director for Richmont Mines; Mr. Renaud Adams, who, prior to November 17, 2014 worked as President and COO of Primero Mining Corp.; Mr. René Marion, who, prior to November 6, 2013, worked as President and CEO and Director of AuRico Gold; Mr. Steve Burleton, who, prior to February 23, 2015 worked as Vice-President, Corporate Development for MBAC Fertilizer Corp.; Ms. Anne Day, who prior to September 15, 2015 worked as Vice-President, Investor Relations for AuRico Gold; and Ms. Elaine Ellingham, who between July 2, 2014 and November 17, 2014 was Interim President and CEO of Richmont Mines.

Each director shall, unless he or she resigns or his or her office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his or her successor is elected or appointed.

The directors and officers mentioned above own a total of 5,265,140 common shares of Richmont Mines, which represents 8.99% of the Corporation’s 58,550,440 common shares issued and outstanding as at March 21, 2016.

VII AUDIT COMMITTEE

A.	Audit Committee’s Charter

The audit committee’s charter is set out in Schedule A hereto.

B.	Composition of the Audit Committee

The audit committee was composed of Mr. Michael Pesner, Chairman of the Audit Committee, Mr. René Marion and Ms. Elaine Ellingham. Since February 24, 2016, Mr. Peter Barnes is replacing Mr. René Marion as member of the Audit Committee. All members of the Audit Committee are independent and financially literate as defined in National Instrument 52-110 Audit Committees (“NI 52-110”).

1.	Relevant Education and Experience

Mr. Pesner is a CPA, CA and is President of Hermitage Canada Finance Inc., a Corporation that specializes in financial advisory services. Previously, Mr. Pesner was a Senior Partner in Financial Advisory Services at the Montreal offices of KMPG, prior to which he was National Executive, Corporate Recovery Partner at KMPG predecessor firm Thorne Ernst & Whinney. Mr. Pesner also serves on the Board of Directors of the following public companies: Quest Rare Minerals Ltd., Le Château Inc., Alexandria Minerals Corporation and Wi2Wi Corporation.

Peter Barnes, FCA, D.Sc (Econ)., ICD.D - Mr. Barnes has over 25 years of senior management experience and was co-founder of Silver Wheaton Corp. in 2004 and Chief Executive Officer from 2006 to 2011. Mr. Barnes was Executive Vice President and Chief Financial Officer of Goldcorp Inc. from 2005 to 2006. He is a member of the Institute of Corporate Directors and was a member of the Silver Institute’s Board of Directors from 2009 to 2011. In 2010, Mr. Barnes was honored

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with the Ernst & Young Entrepreneur of the Year Special Citation Award for Innovative Global Strategies, along with the Pacific region award for Mining and Metals.

Ms. Ellingham is a professional geoscientist with over 25 years of experience in the mining industry. Ms. Ellingham is President of Ellingham Consulting Ltd., a company providing geological and advisory services to international clients. She spent eight years with the Toronto Stock Exchange, from 1997 - 2005, in a number of capacities including National Leader of Mining, and served on the TSX Stock List Committee. Ms. Ellingham was Senior VP, Investor Relations for IAMGOLD Corporation and has a range of experience in mineral exploration, corporate development and investor relations for mining companies including Campbell Resources Inc., Rio Algom Exploration Inc., and St. Joe Canada Inc. Ms. Ellingham is currently a director of Wallbridge Mining Company Limited, Aurania Resources Ltd., and Williams Creek Gold Limited. Ms. Ellingham served as the Richmont’s interim President and Chief Executive Officer from July 2, 2014, to November 17, 2014.

2.	Reliance on Certain Exemptions

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has never relied on the exemptions provided in Parts 2 and 3 of NI 52-110 or an exemption from NI 52-110 or any part thereof granted under Part 8 of NI 52-110.

3.	Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, the Board of Directors has never refused to adopt a recommendation of the audit committee with respect to the nomination or compensation of the external auditor.

4.	Pre-Approval Policies and Procedures

The Committee pre-approves all permissible non-audit services and all audit review or other engagements, and advises the Board on compensation, fees and terms for such services provided by the auditors.

5.	External Auditor Service Fees

5.1.	Audit Fees

The aggregate fees billed by the external auditors for audit services for each of the last three financial years are the following:

Nature of services (in CAN$)	2015	2014	2013
Audit services*	162,750	154,875	141,750
*	Includes the audit of the internal controls and financial reporting as required by the Sarbanes-Oxley legislation.

5.2.	Audit-Related Fees

The aggregate fees billed for each of the last three financial years for certification services and related services provided by the external auditors which are reasonably related with the performance of the audit or review of the Corporation’s financial statements are described in the following table:

Nature of services (in CAN$)	2015	2014	2013
Special work	49,560	46,337	27,403

5.3.	Taxation Fees

The aggregate fees billed for each of the last three financial years for the professional services provided by the external auditors with regards to tax compliance, tax advice and tax planning are described in the following table:

Nature of services (in CAN$)	2015	2014	2013
Review quarterly estimate	7,025	11,625	10,125
Planning and tax advice	3,288	5,750	6,400
Preparation of tax returns	15,750	13,125	12,955

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5.4.	All Other Fees

The aggregate fees billed for each of the last three financial years for the products and services provided by the external auditors, other than the services previously stated, are described in the following table:

Nature of services (in CAN$)	2015	2014	2013
Other consultations	614	869	997

VIII LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Corporation is involved in three (3) legal proceeding as of March 21, 2016:

  Against Sterling Oil & Gas Corporation (“Sterling”), who was the propane supplier for the Island Gold Mine. Richmont Mines is suing Sterling for approximately CAN$156,000. The Corporation presented its claim in front of the Superior Court of Justice of Ontario, for a breach of contract that occurred on July 30, 2010. In response to this claim, Sterling is countersuing Richmont Mines for an approximate amount of CAN$365 million, mainly related to the installation and rental of Sterling equipment. Management is of the opinion that the basis of Sterling’s countersuit is unfounded. The trial is expected to be held in 2016.

  Against 6676162 Canada Inc., who filed a lawsuit in the Court of Quebec in June 2010 for a claim of CAN$450,000. A decision was rendered on November 29, 2010. The request was rejected due to the fact that 6676162 Canada Inc. was not represented by counsel at the outset which is counter to the requirements of the Code of Civil Procedure. A new application to institute proceedings was filed on February 23, 2011. Richmont transferred the case to arbitrators as stipulated in the contract. The parties have chosen arbitration before three arbitrators. Both Richmont and 6676162 Canada Inc. have each chosen one arbitrator. The third arbitrator has been selected by the first two.
  Richmont made a counterclaim of CAN$218,248 for repairs that needed to be redone. The arbitration is expected to be held in 2016.

  Richmont filed a lawsuit against Agrégat RN, its former contractor at the Monique Mine, for an amount of CAN$1,401,910, representing corrective measures that had to be performed by Richmont’s new contractor Richmont has received the defense and counterclaim documents from Agrégat RN for an amount of almost $15,000,000. The trial is expected to be held in 2017.

As at March 21, 2016, Richmont Mines is not aware of any other legal proceedings involving the Corporation.

IX REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the common shares of the Corporation is Computershare Trust Corporation of Canada Inc., located at 1500 University Street, Suite 700, Montreal, Quebec H3A 3S8.

X MATERIAL CONTRACTS

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc. (“Argonaut”), owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety as well as surface and mining rights down to a depth of 400 metres on six claims. It will also receive surface rights on two claims down to a depth of 100 metres. Instead of receiving one claim in its entirety and mining rights below a depth of 400 metres on two additional claims, the Corporation will now receive three claims in their entirety, and mining rights on three additional claims below a depth of 400 metres. As previously mentioned, under the terms of the Agreement, the Corporation will receive a net payment of $2.0 million in cash from Argonaut upon completion of the land transactions, which is now expected to be finalized in the coming months.

On August 5, 2014, Richmont Mines announced that it has signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party will be acquired by Richmont in return for a 3% Net Smelter Return (“NSR”) royalty that is payable on 100% of the mineral production from the four claims.

The purchase and sale agreement and the royalty agreement were filed on March 17, 2015, under the Corporation’s profile on the SEDAR website at www.sedar.com.

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XI EXPERTS’ INTERESTS

Raymond Chabot Grant Thornton LLP has advised Richmont Mines that it is independent of Richmont Mines within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants.

InnovExplo Inc. and Soutex Inc. have advised Richmont Mines that they are independent of Richmont Mines and their representatives involved in the completion of the Island Gold PEA are qualified and independent persons as defined in NI 43-101.

Mr. Jessy Thelland, Mr. Marc-André Lavergne, Mr. Louis Nkoy, Mr. Raynald Vincent, Mr. Jean Bastien and Mr. Daniel Adam, employees of Richmont Mines and each a “qualified person” within the meaning of NI 43-101, have not received any direct or indirect interest in the property of Richmont Mines or of any associate or affiliate of Richmont Mines. As at the date hereof, to the best of the knowledge of management each of the aforementioned individuals beneficially own, directly or indirectly, less than 1% of the securities of Richmont Mines.

XII ADDITIONAL INFORMATION

Additional information regarding the Corporation may be obtained under the Corporation’s profile on the SEDAR website at www.sedar.com and on the Corporation’s website at www.richmont-mines.com. Additional information, including directors’ and officers’ remuneration and indebtedness, the principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Corporation’s information circular for its most recent annual meeting of shareholders that involved the election of directors.

Additional financial information is provided in the Corporation’s financial statements and management’s discussion & analysis for the year ended December 31, 2016.

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SCHEDULE A

AUDIT COMMITTEE CHARTER

RICHMONT MINES INC.

The Audit Committee of Richmont Mines Inc. (the “Corporation”) is a standing committee of the Board of Directors whose primary function is to carry out a detailed and thorough review of audit matters, to be responsible for the oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit or review services for the Corporation (including resolution of disagreements between management and the auditor regarding financial reporting), to consider and approve related party transactions and to offer the Corporation’s auditors, shareholders and employees a direct link to the non-executive directors. This Committee will assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, the internal control structure, the audit process, and adherence to applicable laws and regulations. In carrying out its duties, the Committee will apply reasonable materiality standards to all matters under review.

The Audit Committee shall be comprised of three directors as determined by the Board, each of whom shall be unrelated directors, free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. Each member of the Board shall satisfy the independence requirement as per the Sarbanes Oxley Act (“SOX”) of 2002.

All members of the Audit Committee shall be financially literate and have a working familiarity with basic finance and accounting practices. At least one member of the Committee shall have accounting or related financial management expertise. The definition of “financially literate” is the ability to read and understand a balance sheet, an income statement and a cash flow statement. The definition of “accounting or related financial management expertise” is the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with generally accepted accounting principles.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders’ meeting. Unless a Chairman is elected by the full Board, the members of the Committee shall designate a Chairman by a majority vote of the full Committee membership.

The Committee shall meet at least quarterly. No meeting shall be held unless a quorum of members is present. A majority of the members shall constitute quorum. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The meetings may be in person or by telephone.

The Committee shall have the power to conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The resources of the Corporation shall be available to the Committee to carry out its duties and, if need be, the Committee may (at the Corporation’s cost) take external professional advice and invite outsiders with relevant experience to attend if necessary.

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Audit Committee Mandate

1.

The Committee shall recommend to the Board the engagement and retention of the external auditors, evaluate the auditors’ performance and qualifications and be directly responsible for the oversight of their work. The Committee will also periodically consider the independence of the auditors, including an annual review of any non-audit services provided and related fees. This evaluation and review should include the evaluation and review of the lead partner of the auditing firm including such partner’s regular rotation as required by law. In making its evaluations, the Audit Committee should take into account the opinions of management and especially the personnel responsible for its internal financial control, and shall present its conclusions to the Board.

2.

The Committee shall pre-approve all permissible non-audit services and all audit, review or other engagements, and advise the Board on compensation, fees and terms for such services provided by the auditors. The Committee shall establish policies and procedures as warranted for the pre-approval of services by the auditors and review such proposed services on a periodic basis. The Audit Committee shall also consider whether the auditor’s performance of permissible non-audit services is compatible with the auditor’s independence. The Audit Committee shall also review with the auditor any written statement from the auditor concerning any relationships between the auditor and the Corporation or any other relationships that may adversely affect the independence of the auditor.

3.

The Committee shall discuss with the auditors, during the year before the annual audit commences, the nature, scope and timing of the audit and ensure coordination if more than one audit firm is involved.

4.

The Committee shall inquire of management, the auditors, the Director, Finance and the Chief Executive Officer about significant financial risks or exposures to loss or liability and the steps that the management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies.

5.

The Committee shall consider, in consultation with the auditors and the Vice-President, Finance the scope and budget of the annual audit to ensure completeness of coverage, reduction in redundant efforts, and the effective use of audit resources.

6.	With respect to the annual external audit of the Corporation, the Committee shall review with the Vice-President, Finance, management and the auditors:

a)

the Corporation’s annual financial statements and accompanying notes and the auditors’ report thereon, including the Corporation’s specific disclosures under related “Management Discussion and Analysis" in its report and in Form 20-F, and in all other comparable disclosures required under the Corporation’s public filings, related press releases, the adequacy of the Corporation’s internal controls including management’s evaluation of and report on the Corporation’s disclosure controls and procedures and internal controls, any significant recommendations the auditors and management may offer to improve disclosure controls and procedures and internal controls, major judgmental areas, and significant adjustments resulting from the audit;

b)	any significant reserves, accruals or estimates which may have a material impact on the financial statements, including mineral reserves;

c)

any difficulties or disputes with management encountered by the auditors during the course of the audit, including any restrictions on the scope of the auditors’ work or access to required information and any instances of second opinions sought by management;

d)	management letters to the auditors;

e)	other matters related to the conduct of the audit, including the adequacy of the Corporation’s internal controls and any significant findings during the year and management’s responses thereto;

f)	review any material related party transactions; and

g)	review the performance of the Corporation’s internal accounting department and provide a direct line of communication between that department, the auditors and the Board of Directors.

7.

Following its review, the Committee shall provide a recommendation to the Board for the inclusion of the financial statements in the Corporation’s Annual Report, in Form 20-F, and in other related public filing documents that require approval of the Board of Directors including press releases.

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8.	With respect to the unaudited quarterly reports of the Corporation, the Committee shall consider and review with management and the Vice-President, Finance:

a)

the Corporation’s quarterly financial statements and accompanying notes, including the Corporation’s specific disclosures under related “Management Discussion and Analysis" in its report and in all other comparable disclosures required under the Corporation’s public filings, related press releases, the adequacy of the Corporation’s internal controls including management’s evaluation of and report on the Corporation’s disclosure controls and procedures and internal controls, any significant recommendations management may offer to improve disclosure controls and procedures and internal controls, and major judgmental areas;

b)	any significant reserves, accruals or estimates which may have a material impact on the financial statements, including mineral reserves; and

c)	review any material related party transactions.

Following its review, the Committee shall provide a recommendation to the Board for the inclusion of the unaudited quarterly statements in the quarterly reports and in other related public filing documents that require approval of the Board of Directors including press releases.

9.

The Committee shall consider with management and the auditors the possible impact of any pending changes in accounting standards or Regulations or any significant changes in the Corporation’s accounting policies.

10.

The Committee shall meet as needed with the Corporation’s legal advisor to review legal and regulatory matters, including any material pending legal proceedings involving the Corporation and any reports received from regulators that may have a material impact on the Corporation’s financial statements, environmental compliance and financial liabilities or reserves.

11.

The Committee shall meet periodically with the auditors in separate executive sessions, without any member of senior management present, to discuss any matters that they or the Committee believe should be discussed privately with the Committee.

12.

The Committee shall report its actions to the Board of Directors with such recommendations as the Committee may deem appropriate. Minutes will be taken for each Committee meeting which will be approved at its next meeting.

13.

The Committee shall review with the Vice-President, Finance, legal advisors, and the auditors, as appropriate, the results of their review of the Corporation’s Code of Ethics for Financial Reporting Individuals and other internal policies having application.

14.	The Committee shall, if appropriate, review any letter to be included in the Annual Report that describes the Committee’s composition and responsibilities and how such were discharged.

15.	The Committee shall consult as required with the Corporation’s Compensation Committee with respect to compensation of the Chairman and senior executives.

16.	Other responsibilities of the Committee shall include:

a)	Reviewing and approving the Corporation’s hiring policy regarding employees and former employees of the present and former external auditor of the Corporation;

b)	reviewing the appointment and termination of the Vice-President, Finance;

c)

reviewing the adequacy of this Audit Committee Charter annually and evaluate the performance of the Audit Committee every two years, and recommend such changes in the Charter as the Audit Committee may determine from time to time are appropriate;

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d)	orientation and training as needed for members of the Committee;

e)	reviewing with management and the auditors the potential risks facing the Corporation, the steps management is taking to mitigate such risks, and the adequacy of public disclosure of these risks; and

f)	receiving, considering and responding to complaints received by the Corporation regarding questionable accounting or auditing matters and internal accounting controls, and in that connection:

i)	providing for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters, or internal accounting controls;

ii)	if warranted, conducting investigations of management and others to determine the merits of any such concerns;

iii)	retaining independent counsel and other advisors if warranted to assist the Committee in connection with any such investigation;

iv)	making recommendations for any remedial action to be taken by the Corporation, if warranted, to correct any questionable accounting or auditing matter; and

v)

if material, recommending the disclosure both to the public and to appropriate regulatory agencies of the results of any such investigation and any remedial action to be taken by the Corporation in response thereto.

17.	The Committee shall perform such other duties and responsibilities as may be assigned to it from time to time by the Board.

18.	The Committee shall circulate approved minutes of its meetings to all members of the Board.

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